PROSPECTUS

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               -----------------


ALL OF THE SHARES OF COMMON STOCK OFFERED HEREBY ARE BEING SOLD BY THE COMPANY.
 THE COMPANY'S COMMON STOCK IS LISTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "SPCT." ON AUGUST 14, 1997, THE LAST SALE PRICE OF THE COMMON STOCK AS
    REPORTED ON THE NASDAQ NATIONAL MARKET WAS $45 1/8 PER SHARE. SEE "PRICE
                            RANGE OF COMMON STOCK."

                            ------------------------

        THIS OFFERING INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
                          COMMENCING ON PAGE 5 HEREOF.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
       REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------


                               PRICE $45 A SHARE

                              -------------------


                                                                     UNDERWRITING
                                               PRICE TO              DISCOUNTS AND             PROCEEDS TO
                                                PUBLIC              COMMISSIONS(1)             COMPANY(2)
                                         ---------------------  -----------------------  -----------------------
PER SHARE..............................         $45.00                   $2.30                   $42.70
TOTAL (3)..............................       $90,000,000             $4,600,000               $85,400,000


------------
    (1) THE COMPANY HAS AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED. SEE "UNDERWRITERS."
    (2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE COMPANY ESTIMATED AT $500,000.

    (3) THE COMPANY HAS GRANTED THE UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 300,000 ADDITIONAL SHARES AT THE PRICE TO PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS AND PROCEEDS TO COMPANY WILL BE $103,500,000, $5,290,000 AND $98,210,000, RESPECTIVELY. SEE
       "UNDERWRITERS."

                            ------------------------


    THE SHARES ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY GUNDERSON DETTMER STOUGH VILLENEUVE FRANKLIN & HACHIGIAN, LLP, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE SHARES WILL BE MADE ON OR ABOUT AUGUST 20, 1997, AT THE OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, N.Y., AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.

                              -------------------

MORGAN STANLEY DEAN WITTER

               LEHMAN BROTHERS

                              OPPENHEIMER & CO., INC.


AUGUST 14, 1997

    NO PERSON IS AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND IF GIVEN OR MADE, ANY SUCH INFORMATION OR REPRESENTATION NOT CONTAINED OR INCORPORATED BY REFERENCE HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, BY ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL FOR SUCH PERSON TO MAKE ANY SUCH OFFER OR SOLICITATION TO SUCH PERSON. NEITHER THE DELIVERY OF THIS PROSPECTUS AT ANY TIME NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                             ---------------------

                               TABLE OF CONTENTS

                                                             PAGE
                                                             -----
Incorporation of Certain Documents by Reference.........           2
Prospectus Summary......................................           3
The Company.............................................           4
Risk Factors............................................           5
Use of Proceeds.........................................          15
Dividend Policy.........................................          15
Price Range of Common Stock.............................          15
Capitalization..........................................          16
Selected Consolidated Financial Data....................          17

                                                             PAGE
                                                             -----
Management's Discussion and Analysis of Financial
  Condition and Results of Operations...................          18
Business................................................          27
Management..............................................          40
Underwriters............................................          43
Legal Matters...........................................          45
Experts.................................................          45
Additional Information..................................          45


                             ---------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


    The following documents heretofore filed by the Company with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") are incorporated herein by reference: (1) the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997; (2) the Company's Definitive Proxy Statement on Schedule 14A and Notice of Annual Meeting of Stockholders filed with the Commission on June 26, 1997; (3) the Company's Quarterly Report on Form 10-Q for the quarter ended June 28, 1997; (4) the Company's Registration Statement on Form 8-A as declared effective by the Commission on August 2, 1994; and (5) the description of the Company's Preferred Share Purchase Rights contained in the Registration Statement on Form 8-A filed with the Commission on January 17, 1997.


    All reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Common Stock hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the date of the filing of such reports and documents. The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person a copy of any or all of the foregoing documents incorporated herein by reference (exclusive of exhibits, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be submitted in writing to the Corporate Secretary at the corporate headquarters of the Company at 350 West Java Drive, Sunnyvale, California 94089, by telephone at (408) 745-5400 or by electronic mail at spct_ir@spectrian.com.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement or this Prospectus.
                             ---------------------

    Spectrian, The Power in Wireless Communications and the Spectrian logo are registered trademarks of Spectrian Corporation. All other trademarks or service marks appearing in this Prospectus are the property of their respective holders.
                             ---------------------


    EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS, INCLUDING FINANCIAL INFORMATION, SHARE AND PER SHARE DATA (I) ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION AND (II) DOES NOT REFLECT THE PROPOSED REINCORPORATION OF THE COMPANY AS A DELAWARE CORPORATION WHICH IS TO BE VOTED UPON FOR APPROVAL BY THE SHAREHOLDERS OF THE COMPANY AT A CONTINUATION OF THE COMPANY'S ANNUAL MEETING OF SHAREHOLDERS CURRENTLY SCHEDULED TO BE HELD ON SEPTEMBER 11, 1997. SEE "THE COMPANY" AND THE SECTION IN THE DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A DATED JUNE 26, 1997 ENTITLED "PROPOSAL TWO--REINCORPORATION IN DELAWARE."

                             ---------------------

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."
                              -------------------

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS (IF ANY) OR THEIR RESPECTIVE AFFILIATES MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITERS."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND NOTES THERETO APPEARING ELSEWHERE IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS. CERTAIN STATEMENTS SET FORTH BELOW CONSTITUTE "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE EXCHANGE ACT (COLLECTIVELY THE "REFORM ACT"). SEE DISCUSSION OF FORWARD LOOKING STATEMENTS ON PAGE 5 FOR ADDITIONAL FACTORS RELATING TO SUCH STATEMENTS.

                                  THE COMPANY

    Spectrian Corporation designs, manufactures and markets highly linear radio frequency ("RF") power amplifiers that address the needs of wireless infrastructure equipment suppliers and their service provider customers. Spectrian's amplifiers deliver high linearity, are produced cost-effectively in volume, support multiple transmission standards and demonstrate high field reliability. These attributes enable service providers to improve spectrum efficiency resulting in reduced cost per subscriber, to rapidly deploy new services and to offer enhanced quality and reliability of service.

    Spectrian's amplifiers achieve high linearity through the Company's expertise in RF semiconductor technology, solid state device physics, thermal and mechanical packaging design, advanced circuit design, amplifier linear correction technologies, advanced signal processing techniques, control systems and computer aided design and modeling. The Company has pursued a strategy of vertical integration of its design and manufacturing processes, from design and development of the semiconductor die through assembly and automated testing using proprietary software and systems that minimize manufacturing cycle times. This strategy results in shortened time to market, reduced unit costs, increased quality and reliability, and rapid achievement of volume production.

    The Company's products are deployed in cellular, PCS and WLL networks worldwide and support every major domestic and international transmission standard, including the Advanced Mobile Phone Services ("AMPS") and Total Access Communications System ("TACS") analog standards, and the Time Division Multiple Access ("TDMA"), Code Division Multiple Access ("CDMA") and Global System for Mobile Communications ("GSM") digital standards. The Company's customers include large wireless OEMs, including Northern Telecom, Nortel Matra, LG Information and Communications Limited ("LGIC") and QUALCOMM, as well as emerging manufacturers including Harris, Tellabs and Watkins-Johnson.

                                  THE OFFERING

Common Stock offered..........................................  2,000,000 shares(1)
Common Stock to be outstanding after the offering.............  10,357,157 shares(2)
Use of proceeds...............................................  For general corporate purposes, including working capital, capital expenditures and facilities expansion
Nasdaq National Market symbol.................................  SPCT

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                                            THREE
                                                                                                                           MONTHS
                                                                                                                            ENDED
                                                                               FISCAL YEAR ENDED MARCH 31,               -----------
                                                                  -----------------------------------------------------   JUNE 29,
                                                                    1993       1994       1995       1996       1997        1996
                                                                  ---------  ---------  ---------  ---------  ---------  -----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA(3):
Revenues........................................................  $  24,458  $  37,859  $  62,478  $  72,113  $  88,252   $   9,923
Operating income (loss).........................................      2,262        118      5,252      4,760     (3,599)     (5,240)
Income (loss) before income taxes...............................      2,027       (549)     5,643      5,649     (3,991)     (5,314)
Net income (loss)(4)............................................        116       (549)     5,473      5,480     (3,991)     (5,314)
Net income (loss) per share(4)(5)...............................  $    0.02  $   (0.41) $    0.74  $    0.67  $   (0.49)  $   (0.66)
Shares used in computing per share amounts(5)...................      4,849      1,325      7,435      8,193      8,152       8,039


                                                                   JUNE 28,
                                                                     1997
                                                                  -----------
CONSOLIDATED STATEMENT OF OPERATIONS DATA(3):
Revenues........................................................   $  45,766
Operating income (loss).........................................       6,013
Income (loss) before income taxes...............................       7,524
Net income (loss)(4)............................................       6,395
Net income (loss) per share(4)(5)...............................   $    0.72
Shares used in computing per share amounts(5)...................       8,917


                                                                                                             JUNE 28, 1997
                                                                                                       -------------------------
                                                                                                        ACTUAL    AS ADJUSTED(6)
                                                                                                       ---------  --------------
CONSOLIDATED BALANCE SHEET DATA(3):
Working capital......................................................................................  $  32,122    $  117,022
Total assets.........................................................................................     84,547       169,447
Long term debt, net of current portion...............................................................      6,705         6,705
Shareholders' equity.................................................................................     51,131       136,031


------------

(1) Assumes the Underwriters' over-allotment option to purchase 300,000 shares is not exercised. See "Underwriters."

(2) Based on the number of shares of Common Stock outstanding as of June 28, 1997. Excludes (i) 1,780,470 shares of Common Stock issuable upon exercise of options outstanding under the Company's 1992 Stock Plan and 1994 Director Option Plan (collectively, the "Stock Plans") at June 28, 1997 at a weighted average exercise price of $14.61 per share and (ii) 140,811 shares of Common Stock reserved for future grant or issuance under the Stock Plans and the Company's 1994 Employee Stock Purchase Plan. In addition, the Company obtained shareholder approval for a 610,000 share increase in the number of shares reserved for issuance under the Stock Plans and the 1994 Employee Stock Purchase Plan at the Company's Annual Meeting of Shareholders held on July 31, 1997. See "Capitalization."

(3) The Company's fiscal year ends on March 31 and each of the Company's first three fiscal quarters ends on the Saturday nearest the end of the respective calendar quarter.

(4) During the fiscal year ended March 31, 1993 the Company discontinued its military contract manufacturing operation. Income from continuing operations for the year ended March 31, 1993 was $2,027,000.

(5) See Note 4 of Notes to Condensed Consolidated Financial Statements contained in the Company's quarterly report on Form 10-Q for the three months ended June 28, 1997, incorporated herein by reference, for information concerning the per share computations. Fully diluted per share amounts were not required to be disclosed as these amounts were not materially different from the primary per share amounts for all periods presented except for the three months ended June 28, 1997, for which fully diluted net income per share was $0.68 and the number of shares used in computing fully diluted net income per share was 9,390,000.


(6) As adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered hereby at a public offering price of $45 per share and after deducting underwriting discounts and commissions and estimated offering expenses. See "Use of Proceeds" and "Capitalization."

                                  THE COMPANY

    Spectrian Corporation designs, manufactures and markets highly linear radio frequency ("RF") power amplifiers that address the needs of wireless infrastructure equipment suppliers and their service provider customers.

    The market for wireless communications services has grown significantly during the past decade fueled by decreasing prices for wireless handsets, a more favorable regulatory environment, increasing competition among service providers and a greater availability of services and RF spectrum. The continuing growth of the wireless communications market has resulted in the crowding of transmissions within the available RF spectrum. Because the radio frequencies assigned to transmissions are fixed, service providers are seeking new methods of more efficiently using the RF spectrum in order to increase capacity. Wireless carriers' ability to more effectively manage scarce spectrum resources and accommodate a larger number of subscribers is partly dependent on their ability to broadcast signals with high "linearity." Linearity is the degree to which amplified signals remain within their prescribed band of spectrum with low distortion or interference from adjacent channels. In current systems, the RF power amplifier is generally the source of the greatest amount of signal distortion. Consequently, obtaining RF power amplifiers with high linearity is critical to a service provider's ability to reduce interference levels and thereby increase system capacity.

    Spectrian's amplifiers achieve high linearity through the Company's expertise in RF power semiconductor technology, solid state device physics, thermal and mechanical packaging design, advanced circuit design, amplifier linear correction technologies, advanced signal processing techniques, control systems and computer aided design and modeling. The Company has pursued a strategy of vertical integration of its design and manufacturing processes, from design and development of the semiconductor die through assembly and automated testing with proprietary software and systems that minimize manufacturing cycle times. This strategy results in shortened time to market, reduced unit costs, increased quality and reliability, and rapid achievement of volume production.

    The Company's products are deployed in cellular, PCS and WLL networks worldwide and support every major domestic and international transmission standard, including the Advanced Mobile Phone Services ("AMPS") and Total Access Communications System ("TACS") analog standards, and the Time Division Multiple Access ("TDMA"), Code Division Multiple Access ("CDMA") and Global System for Mobile Communications ("GSM") digital standards. The Company's customers include large wireless OEMs, including Northern Telecom, Nortel Matra, LG Information and Communications Limited and QUALCOMM, as well as emerging manufacturers including Harris, Tellabs and Watkins-Johnson.

    The Company was incorporated in California in 1984 under the name Microwave Modules & Devices, Inc. and changed its name to Spectrian Corporation in 1992. Pursuant to its Definitive Proxy Statement on Schedule 14A dated June 26, 1997, the Company is seeking the approval of its shareholders to reincorporate into Delaware. Should the Company's shareholders approve the proposal at a continuation of the Company's Annual Meeting of Shareholders currently scheduled to be held on September 11, 1997, the Company intends to complete the reincorporation through a merger with and into its wholly-owned subsidiary, Spectrian Corporation, a Delaware corporation. Unless the context otherwise requires, references in this Prospectus to "Spectrian" and the "Company" refer to Spectrian Corporation, a California corporation, and to its anticipated successor, Spectrian Corporation, a Delaware corporation. See the section in the Definitive Proxy Statement on Schedule 14A dated June 26, 1997 incorporated herein by reference entitled "Proposal Two--Reincorporation in Delaware." The Company's principal executive offices are located at 350 W. Java Drive, Sunnyvale, California 94089, and its telephone number at that address is (408) 745-5400. The Company's homepage can be located on the Internet at http:\\www.spectrian.com. Information contained on the Company's Web site does not constitute part of this Prospectus.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION IN THIS PROSPECTUS AND IN THE DOCUMENTS INCORPORATED BY REFERENCE HEREIN, THE FOLLOWING RISK FACTORS SHOULD BE CONSIDERED CAREFULLY IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED BY THIS PROSPECTUS. WHEN USED IN THIS PROSPECTUS, THE WORDS "EXPECTS," "ANTICIPATES" AND "ESTIMATES" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD LOOKING STATEMENTS. SUCH STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED TO, THOSE RISKS DISCUSSED BELOW AND ELSEWHERE IN THIS PROSPECTUS. SUCH STATEMENTS AND DISCUSSIONS CONTAIN FORWARD LOOKING INFORMATION WITHIN THE MEANING OF THE REFORM ACT. ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD LOOKING STATEMENTS AS A RESULT OF THE RISK FACTORS SET FORTH BELOW AND ELSEWHERE IN THIS PROSPECTUS.

    CUSTOMER CONCENTRATION; DEPENDENCE ON NORTHERN TELECOM. The wireless infrastructure equipment market is dominated by a small number of large original equipment manufacturers ("OEMs"), including LM Ericsson Telephone Company ("Ericsson"), Lucent Technologies, Inc. ("Lucent"), Motorola Corporation ("Motorola"), Northern Telecom Limited ("Northern Telecom"), Nortel Matra Communications ("Nortel Matra"), in which Northern Telecom has an equity interest, and Siemens AG ("Siemens"). The Company's revenues are derived primarily from sales to a limited number of these OEMs, particularly Northern Telecom and Nortel Matra. During fiscal 1996, Northern Telecom and Nortel Matra accounted for approximately 58% and 17% of revenues, respectively. During fiscal 1997, Northern Telecom and Nortel Matra accounted for approximately 63% and 12% of revenues, respectively. During the three months ended June 28, 1997, Northern Telecom, Nortel Matra and LGIC accounted for approximately 55%, 22% and 18% of revenues, respectively. Furthermore, a substantial portion of revenues from Northern Telecom and Nortel Matra in fiscal 1996, fiscal 1997 and the three months ended June 28, 1997 resulted from sales of a limited number of the Company's products. The Company's business, financial condition and results of operations have been materially adversely affected in the past by anticipated orders failing to materialize and by deferrals or cancellations of orders as a result of changes in OEM requirements. The Company, Northern Telecom and Nortel Matra have an agreement, renegotiated annually, pursuant to which Northern Telecom and Nortel Matra commit to purchase a substantial percentage of their annual power amplifier requirements from the Company according to a tiered pricing structure. This contract is subject to renegotiation in the Fall of 1997 and there can be no assurance that Northern Telecom and Nortel Matra will enter into a similar contract in the future or otherwise agree to purchase the same or similar levels of their power amplifier requirements from the Company or purchase their power amplifier requirements on the same or similar pricing terms. Any reduction in the level of purchases of the Company's amplifiers by Northern Telecom and Nortel Matra, either in absolute quantities or as a percentage of their total power amplifier needs, or any material reduction in pricing without significant offsets, would have a material adverse effect on the Company's business, financial condition and results of operations. Further, if the Company were to lose Northern Telecom or any other major OEM customer as a customer, or if orders by Northern Telecom or any other major OEM customer were to otherwise materially decrease, the Company's business, financial condition and results of operations would be materially adversely affected. In addition, wireless infrastructure equipment manufacturers have come under increasing price pressure from wireless service providers, which in turn has resulted in downward pricing pressure on the Company's products. The Company expects to incur increasing pricing pressures from Northern Telecom and other major OEM customers in future periods, which could result in declining average sales prices for the Company's products. As part of the effort to diversify its product base, in fiscal 1997 the Company began to sell multicarrier amplifier systems directly to service providers. The Company recognizes that these sales may be in conflict with potential or current OEM sales and seeks to work with its OEM equipment suppliers so that the service provider receives a Spectrian power amplifier system directly or through the OEM. There can be no assurance, however, that the Company's direct sales to service providers will not cause its OEM equipment suppliers to reduce orders or terminate their relationships with the Company. Any such reduction or termination would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--OEM Customers, Sales and Marketing."

    FLUCTUATIONS IN OPERATING RESULTS. The Company's quarterly and annual results have in the past been, and will continue to be, subject to significant fluctuations due to a number of factors, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the Company's quarterly and annual results of operations are likely to vary due to the timing, cancellation, delay or rescheduling of OEM customer orders and shipments; the timing of announcements or introductions of new products by the Company, its competitors or their respective OEM customers; the acceptance of such products by wireless equipment OEMs and their customers; variations in manufacturing efficiencies, yields and costs; competitive factors such as the pricing, availability, and demand for competing amplification products; changes in average sales prices and product mix; variations in operating expenses; changes in manufacturing capacity and variations in the utilization of this capacity; shortages of key supplies; the long sales cycles associated with the Company's customer specific products; the timing and level of product and process development costs; and changes in inventory levels. While the Company maintains a backlog, the Company's OEM customers may cancel or defer orders without significant penalty. Anticipated orders from the Company's OEM customers have in the past failed to materialize and delivery schedules have been deferred or canceled as a result of changes in OEM customer requirements and the Company expects this pattern to continue as customer requirements continue to change and industry standards continue to evolve. Reduced demand for wireless infrastructure equipment in the latter part of fiscal 1996 and the early part of fiscal 1997, driven partly by delays in the build-out of PCS infrastructure, caused significant fluctuations in the Company's product sales during that period of time. There can be no assurance that the Company will not experience such fluctuations in the future. See "Business--OEM Customers, Sales and Marketing." In addition, the Company has in the past experienced high manufacturing costs, due in part to rapid increases in production, that have adversely affected the Company's business, financial condition and results of operations. The Company's gross margins vary by product due to specific product pricing, design characteristics, production volumes and other factors. The Company establishes its expenditure levels for product development and other operating expenses based on its expected revenues, and expenses are relatively fixed in the short term. As a result, variations in timing of revenues can cause significant variations in quarterly results of operations. There can be no assurance that the Company will be profitable on a quarter-to-quarter basis in the future. The Company believes that period to period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. Due to all the foregoing factors, it is likely that in some future quarter or quarters the Company's revenues or operating results will not meet the expectations of public stock market analysts or investors. In such event, the market price of the Company's Common Stock would be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    INTERNAL AMPLIFIER DESIGN AND PRODUCTION CAPABILITIES OF OEMS. The Company believes that a majority of the present worldwide production of power amplifiers is captive within the manufacturing operations of wireless equipment OEMs, many of which have chosen not to purchase amplifiers from outside suppliers. Furthermore, the Company believes that those OEMs that are willing to purchase from third party amplifier vendors are reluctant to switch once committed to a particular merchant vendor. Consequently, the Company has only limited opportunities to increase revenues by replacing internal OEM amplifier production or displacing other merchant amplifier suppliers. As a result, the Company's future success is substantially dependent upon the extent to which these major wireless equipment OEMs elect to purchase from outside sources rather than manufacture their own amplifiers. Among the Company's current OEM customers, Northern Telecom, Nortel Matra, LGIC and QUALCOMM Incorporated ("QUALCOMM") continuously evaluate whether to manufacture their own amplifiers. There can be no assurance that the Company's major OEM customers will continue to rely, or increase their reliance, on the Company as an external source of supply for their power amplifiers, or that other wireless equipment OEMs will become customers of the Company. Furthermore, the Company's OEM customers and other wireless infrastructure equipment manufacturers are protective of their intellectual property, which may contribute to their decision not to seek power amplifiers from external sources as the compatibility of their own products with third party amplifiers requires extensive specifications. While the Company takes measures to ensure the confidentiality of any such intellectual property disclosed to the Company by the OEM customers or developed by the Company for such customers, the appearance of a close working relationship with a particular OEM customer may adversely affect the Company's ability to establish or maintain a relationship with, or sell products to, competitors of that OEM customer. If, for any reason, the major wireless infrastructure equipment suppliers do not purchase or continue to purchase their power amplifiers from merchant suppliers, the Company's business, results of operations and financial condition will be materially adversely affected. See "Business--OEM Customers, Sales and Marketing."

    RAPID TECHNOLOGICAL CHANGE; EVOLVING INDUSTRY STANDARDS; DEPENDENCE ON NEW PRODUCTS. The markets in which the Company and its OEM customers compete are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. The Company's future success depends upon the acceptance of the Company's products, which in turn depends on, among other things, timely completion of new product designs, customization of products to meet the needs of its OEM customers, achievement of acceptable manufacturing yields, and wireless service provider demand for the systems solutions provided by the Company's OEM customers. In particular, because the Company's strategy of rapidly bringing to market products customized for numerous and evolving RF modulation standards requires developing and achieving volume production of a large number of distinct products, the Company's ability to rapidly design and produce individual products for which there is significant OEM customer demand will be a critical determinant of the Company's future success. The Company believes this ability will become increasingly critical as any increased adoption of Personal Communications Services ("PCS") and Wireless Local Loop ("WLL") technology is expected to lead to the proliferation of numerous additional RF modulation standards, including solutions customized for individual markets. No assurance can be given that the Company's product development efforts will be successful, that its new products will meet customer requirements and be accepted or that its OEM customers' product offerings will achieve customer acceptance. If a significant number of development projects do not result in significant volume production, the Company's business, financial condition and results of operations could be materially adversely affected. If technologies or standards supported by the Company's or its customers' products become obsolete or fail to gain widespread commercial acceptance, the Company's business, financial condition and results of operations may be materially adversely affected. In addition, the increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in the governmental approval process may in the future cause the cancellation, postponement or rescheduling of the installation of communications systems by the Company's customers. These delays in the past have had and in the future may have a material adverse effect on the sale of products by the Company and on its business, financial condition and results of operations. See "Business--OEM Customers, Sales and Marketing," "--Manufacturing" and "--Research and Development."

    RISKS ASSOCIATED WITH INTERNAL WAFER FABRICATION. The Company's operation of its manufacturing facilities entails a number of risks, including a high level of fixed and variable costs, the management of complex processes, dependence on a single source of supply and a strict regulatory environment. First, fixed costs consist primarily of occupancy costs, investment in manufacturing equipment, repair, maintenance and depreciation costs related to equipment and fixed labor costs related to manufacturing and process engineering. During periods of low demand, high fixed wafer fabrication costs are likely to have a material adverse effect on the Company's business, financial condition and results of operations. Second, the Company's strategy of frequently introducing and rapidly expanding the manufacture of new products to meet evolving OEM customer and service provider needs has caused the Company to experience high materials and manufacturing costs, including high scrap and material waste, significant material obsolescence, labor inefficiencies and overtime expenses, inefficient material procurement and an inability to recognize economies of scale. These high manufacturing costs and production interruptions have had an adverse effect on the Company's results of operations. In addition, the Company has made and expects to continue to make pricing commitments to OEM customers in anticipation of achieving such manufacturing cost reductions. Any failure to achieve such manufacturing cost reductions could have a material adverse effect on the Company's business, financial condition and results of operations. Third, the design and fabrication of RF semiconductors is a complex and precise process. Such manufacturing is sensitive to a wide variety of factors, including variations and impurities in the raw materials, difficulties in the fabrication process, performance of the manufacturing equipment, defects in the masks used to print circuits on a wafer and the level of contaminants in the manufacturing environment. As a result of these and other factors, semiconductor manufacturing yields from time to time in the past have suffered, and there can be no assurance that the Company will be able to achieve acceptable production yields in the future. In addition, the Company's wafer fabrication facility represents a single point of failure in its manufacturing process that would be costly and time-consuming to replace if its operation were interrupted. The interruption of wafer fabrication operations or the loss of employees dedicated to the wafer fabrication facility could have a material adverse effect on the Company's business, financial condition and results of operations. Any failure to maintain acceptable wafer production levels, either from the Company's facility or from a third party wafer supplier, will have a material adverse effect on the Company's business, financial condition and results of operations. Finally, the Company's operation of a wafer fabrication facility subjects the Company to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. The Company believes that it is currently in compliance in all material respects with such regulations and that it has obtained all necessary environmental permits to conduct its business. However, the failure to comply with current or future regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. In addition, compliance with such regulations could require the Company to acquire expensive remediation equipment or to incur substantial expenses. See "Business--Manufacturing" and "--Facilities."


    PRODUCT QUALITY, PERFORMANCE AND RELIABILITY. The Company expects that its customers will continue to establish demanding specifications for quality, performance and reliability that must be met by the Company's products. RF semiconductors as complex as those offered by the Company often encounter development delays and may contain undetected defects or failures when first introduced or after commencement of commercial shipments. The Company has from time to time in the past experienced product quality, performance or reliability problems, although no such problems have had a material adverse effect on the Company's business, financial condition and results of operations. From time to time the Company has had to repair or replace malfunctioning units under warranty at its own expense. The Company maintains a reserve to cover warranty claims, which it reviews and adjusts quarterly. To date, warranty reserves have been sufficient to cover warranty expenses, however, there can be no assurance that they will continue to be sufficient in future quarters. In addition, multicarrier power amplifiers have a higher probability of malfunction because of their greater complexity. There can be no assurance that defects or failures will not occur in the future relating to the quality, performance and reliability of the Company's products that may have a material adverse effect on the Company's business, financial condition and results of operations. If such defects or failures occur, the Company could experience lost revenue, increased costs (including warranty expense, costs associated with customer support and other product liability related costs), delays in or cancellations or rescheduling of orders or shipments and product returns or discounts, any of which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business--Manufacturing."


    SOLE OR LIMITED SOURCES OF MATERIALS AND SERVICES. The Company currently procures from single sources certain components and services for its products including cast housings, printed circuit boards, specialized RF components (such as monolithic microwave integrated circuits) and specialized sub-assemblies. The Company purchases these components and services on a purchase order basis, does not carry significant inventories of these components and does not have any long-term supply contracts with its sole source vendors. Although the Company is currently identifying potential alternative sources of these components, its reliance on sole sources entails certain risks, including reduced control over the price, timely delivery, reliability and quality of the components. Because certain of the Company's sole source and limited source suppliers have limited operating histories and limited financial and other resources, they may prove to be unreliable sources of supply. If the Company were to change any of its sole source vendors, the Company would be required to requalify the components with each new vendor. Requalification could prevent or delay product shipments which could materially and adversely affect the Company's business, financial condition and results of operations. Any inability of the Company to obtain timely deliveries of components of acceptable quality in required quantities or a significant increase in the prices of components for which the Company does not have alternative sources could materially adversely affect the Company's business, financial condition and results of operations. The Company has occasionally experienced difficulties in obtaining these components, and no assurance can be given that shortages will not occur in the future. See "Business--Manufacturing."

    DECLINING AVERAGE SALES PRICES. The Company has experienced, and expects to continue to experience, declining average sales prices for its products. Wireless infrastructure equipment manufacturers have come under increasing price pressure from wireless service providers, which in turn has resulted in downward pricing pressure on the Company's products. Therefore, the Company expects to incur increasing pricing pressures from Northern Telecom and its other major OEM customers in future periods, which could result in declining average sales prices for the Company's products. In addition, competition among merchant suppliers has increased the downward pricing pressure on the Company's products. Since wireless infrastructure equipment manufacturers frequently negotiate supply arrangements far in advance of delivery dates, the Company often must commit to price reductions for its products before it is aware of how, or if, cost reductions can be obtained. To offset declining average sales prices, the Company believes that in the near term it must achieve manufacturing cost reductions, and in the longer term it must develop new products that incorporate advanced features and can be sold at higher average sales prices. If, however, the Company is unable to achieve such cost reductions, the Company's gross margins will decline, and such decline will have a material adverse effect on the Company's business, financial condition and results of operations. Also, to the extent that new products are not developed in a timely manner, do not achieve customer acceptance or do not generate higher sales prices and margins, the Company's business, financial condition and results of operations would be materially adversely affected. See "Business-- Manufacturing."

    RISKS OF INTERNATIONAL SALES. Sales outside of the United States were 72%, 73% and 88% of revenues in fiscal 1996, fiscal 1997 and the three months ended June 28, 1997, respectively. The Company expects that international sales will continue to account for a significant percentage of the Company's total revenues for the foreseeable future. These sales involve a number of inherent risks, including imposition of government controls, currency exchange fluctuations, potential insolvency of international distributors and representatives, reduced protection for intellectual property rights in some countries, the impact of recessionary environments in economies outside the United States, political instability and generally longer receivables collection periods, as well as tariffs and other trade barriers. In addition, because substantially all of the Company's foreign sales are denominated in U.S. dollars, increases in the value of the dollar would increase the price in local currencies of the Company's products in foreign markets and make the Company's products relatively more expensive and less price competitive than competitors' products that are priced in local currencies. There can be no assurance that these factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition and results of operations. Furthermore, a large portion of the Company's existing customers and potential new customers are servicing new markets in developing countries that the Company's customers expect will deploy wireless communication networks as an alternative to the construction of a wireline infrastructure. If such countries decline to construct wireless communication systems, or construction of such systems is delayed for any reason, including business and economic conditions and changes in economic stability due to factors such as increased inflation and political turmoil, such delays could have a material adverse effect on the Company's business, results of operations and financial condition. See "Business--OEM Customers, Sales and Marketing."

    RELIANCE UPON GROWTH OF WIRELESS SERVICES. Sales of power amplifiers to wireless infrastructure equipment suppliers have in the past accounted, and are expected in the future to account, for substantially all of the Company's product sales. Demand for wireless infrastructure equipment is driven by demand for wireless service. Although demand for power amplifiers has grown in recent years, if demand for wireless services fails to increase or increases more slowly than the Company or its OEM customers currently anticipate, the Company's business, financial condition and results of operations would be materially and adversely affected. The success of the Company depends to a considerable extent upon the continued growth and increased availability of cellular and other wireless communications services, including PCS and WLL, in the United States and internationally. There can be no assurance that the volume and variety of wireless communications services will continue to grow, or that such services will create a demand for the Company's products. The Company believes that continued growth in wireless usage depends on significant reductions in infrastructure capital equipment cost per subscriber and corresponding reductions in wireless service rates, which currently generally remain substantially higher than rates charged by wireline companies. See "Business--Industry Background."

    MARKET FOR THE COMPANY'S PRODUCTS IS HIGHLY COMPETITIVE. The wireless communications equipment industry is extremely competitive and is characterized by rapid technological change, new product development and product obsolescence, evolving industry standards and significant price erosion over the life of a product. The ability of the Company to compete successfully and sustain profitability depends in part upon the rates at which wireless equipment OEMs incorporate the Company's products into their systems and the Company captures market share from other merchant suppliers. The Company's major OEM customers, including Northern Telecom, Nortel Matra, LGIC and QUALCOMM, continuously evaluate whether to manufacture their own amplification products or purchase them from outside sources such as the Company. There can be no assurance that these OEM customers will incorporate the Company's products into their systems or that in general they will continue to rely, or expand their reliance, on external sources of supply for their power amplifiers. These customers and other large manufacturers of wireless communications equipment could also elect to enter the merchant market and compete directly with the Company, and at least one OEM, NEC Corporation ("NEC"), has already done so. Such increased competition could materially adversely affect the Company's business, financial condition and results of operations. See "--Internal Amplifier Design and Production Capabilities of OEMs."

    The Company's principal competitors in the market for wireless amplification products provided by merchant suppliers currently include AML Communications, Amplidyne, Hewlett-Packard Wireless Infrastructure Division, M/A-COM (a subsidiary of AMP), Microwave Power Devices, NEC and Powerwave Technologies. Certain of these competitors have, and potential future competitors could have, substantially greater technical, financial, marketing, distribution and other resources than the Company and have, or could have, greater name recognition and market acceptance of their products and technologies. No assurance can be given that the Company's competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features compared to the Company's products. To the extent that OEMs increase their reliance on external sources for their power amplification needs, more competitors could be attracted to the market. The Company expects its competitors to offer new and existing products at prices necessary to gain or retain market share. The Company has experienced significant price competition, which has in the past affected gross margins. Certain of the Company's competitors have substantial financial resources which may enable them to withstand sustained price competition or downturns in the power amplification market. There can be no assurance that the Company will not be subject to increased price competition or that the Company will be able to compete successfully in the future. See "Business--Competition."

    UNCERTAIN PROTECTION OF INTELLECTUAL PROPERTY. The Company's ability to compete successfully and achieve future revenue growth will depend, in part, on its ability to protect its proprietary technology and operate without infringing the rights of others. The Company has a policy of seeking patents on inventions resulting from its ongoing research and development activities. The Company has been awarded 14 United States patents, and has 15 United States patent applications pending, including one that has been allowed but not yet formally issued. The Company also has been awarded six foreign patents and has seven foreign patent applications pending. There can be no assurance that the Company's pending patent applications will be allowed or that the issued or pending patents will not be challenged or circumvented by competitors. Notwithstanding the Company's active pursuit of patent protection, the Company believes that the success of its business depends more on the collective value of its patents, specifications, computer aided design and modeling tools, technical processes and employee expertise. The Company generally enters into confidentiality and non-disclosure agreements with its employees, suppliers, OEM customers, licensees and potential customers and licensees and limits access to and distribution of its proprietary technology. However, there can be no assurance that such measures will provide adequate protection for the Company's trade secrets or other proprietary information, or that the Company's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors. The failure of the Company to protect its proprietary technology could have a material adverse effect on its business, financial condition and results of operations. See "Business--Patents and Proprietary Technology."

    RISK OF THIRD PARTY CLAIMS OF INFRINGEMENT. The communications equipment industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. Although there is currently no pending intellectual property litigation against the Company, the Company or its suppliers may from time to time be notified of claims that the Company may be infringing patents or other intellectual property rights owned by third parties. If it is necessary or desirable, the Company may seek licenses under such patents or other intellectual property rights. However, there can be no assurance that licenses will be offered or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain a license from a third party for technology used by the Company or otherwise secure rights to use such technology could cause the Company to incur substantial liabilities, to suspend the manufacture of products or expend significant resources to develop non-infringing technology. There can be no assurance that the Company would be successful in such development or that such licenses would be available on reasonable terms, if at all. In the event that any third party makes a successful claim against the Company or its customers and either a license is not made available to the Company on commercially reasonable terms or a "design around" is not practicable, the Company's business, financial condition and results of operations would be materially adversely affected. Furthermore, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Litigation by or against the Company could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of an adverse result in any such litigation, the Company could be required to pay substantial damages, indemnify its customers, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. See "Business--Patents and Proprietary Technology."

    GOVERNMENT REGULATION OF COMMUNICATIONS INDUSTRY. Radio frequency transmissions and emissions, and certain equipment used in connection therewith, are regulated in the United States, Canada and throughout the rest of the world. Regulatory approvals generally must be obtained by the Company in connection with the manufacture and sale of its products, and by wireless service providers to operate the Company's products. The United States Federal Communications Commission (the "FCC") and regulatory authorities abroad constantly review RF emission issues and promulgate standards based on such reviews. If more stringent RF emission regulations are adopted, the Company and its OEM customers may be required to alter the manner in which radio signals are transmitted or otherwise alter the equipment transmitting such signals, which could materially adversely affect the Company's products and markets. The enactment by federal, state, local or international governments of new laws or regulations or a change in the interpretation of existing regulations could also materially adversely affect the market for the Company's products. Although recent deregulation of international communications industries along with recent radio frequency spectrum allocations made by the FCC have increased the potential demand for the Company's products by providing users of those products with opportunities to establish new wireless personal communications services, there can be no assurance that the trend toward deregulation and current regulatory developments favorable to the promotion of new and expanded personal communications services will continue or that other future regulatory changes will have a positive impact on the Company. The increasing demand for wireless communications has exerted pressure on regulatory bodies worldwide to adopt new standards for such products, generally following extensive investigation of and deliberation over competing technologies. The delays inherent in this governmental approval process have in the past caused, and may in the future cause, the cancellation, postponement or rescheduling of the installation of communications systems by the Company's OEM customers. These delays have had in the past, and in the future may have, a material adverse effect on the sale of products by the Company to such OEM customers.

    ENVIRONMENTAL REGULATIONS. The Company is subject to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. The Company believes that it is currently in compliance in all material respects with such regulations and that it has obtained all necessary environmental permits to conduct its business. Nevertheless, the failure to comply with current or future regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. Compliance with such regulations could require the Company to acquire expensive remediation equipment or to incur substantial expenses. Certain facilities formerly occupied by the Company were located near a Superfund site in an area (the "Study Area") to be studied by the United States Environmental Protection Agency (the "EPA") for hazardous substance contamination. While the Company believes that the EPA has concluded that the Company has not contributed to the contamination or release of hazardous materials in the Superfund site or the Study Area, no assurance can be given that the Company will not receive a notice from the EPA indicating that the Company is liable for significant cleanup costs with respect to the Superfund site or the Study Area which could have a material adverse effect on the Company's business, financial condition and results of operations. Any failure by the Company to control the use, disposal, removal or storage of, or to adequately restrict the discharge of, or assist in the cleanup of, hazardous or toxic substances, could subject the Company to significant liabilities, including joint and several liability under certain statutes. The imposition of such liabilities could materially adversely affect the Company's business, financial condition and results of operations. See "Business--Manufacturing."

    PRODUCT LIABILITY RISKS. If wireless telecommunications systems or other systems or devices that rely on or incorporate the Company's products are determined, perceived or alleged to create a health risk, the Company could be named as a defendant, and held liable, in product liability lawsuits commenced by individuals alleging that the Company's products harmed them. The occurrence of any of such event could have a material adverse effect on the Company's business, results of operations and financial condition. Any alleged health or environmental risk could also lead to a delay or prohibition against the installation of wireless networks which could have a material adverse effect on the Company's business, results of operations and financial condition. In addition, an inability to maintain insurance at an acceptable cost or to otherwise protect against potential product liability could inhibit the commercialization of the Company's products and have a material adverse effect on the Company's business, results of operations and financial condition. Any such delay or prohibition would have a material adverse effect on the Company's business, results of operations and financial condition.

    MANAGEMENT OF GROWTH; DEPENDENCE ON KEY PERSONNEL. The growth in the Company's business has placed, and is expected to continue to place, a significant strain on the Company's personnel, management and other resources. The Company's ability to manage any future growth effectively will require it to attract, train, motivate, manage and retain new employees successfully, to integrate new employees into its overall operations and in particular its manufacturing operations, to retain the continued service of its key technical, marketing and management personnel (particularly highly skilled RF semiconductor and amplifier design, process and test engineers), and to continue to improve its operational, financial and management information systems. The Company's President and Chief Executive Officer, Chief Operating

Officer and Chief Financial Officer have each joined the Company within the last 18 months, and there can be no assurance that the new management will be able to work effectively as a team. Although the Company has employment contracts with several of its executive officers, these agreements do not obligate such individuals to remain in the employment of the Company. The Company does not maintain key man life insurance on any of its key technical personnel. The competition for such personnel is intense, and the loss of key employees could have a material adverse effect on the Company. See "Business--Employees" and "Management."

    RISKS ASSOCIATED WITH POTENTIAL FUTURE ACQUISITIONS. The Company frequently evaluates strategic opportunities available to it and may pursue acquisitions of complementary products, technologies or businesses. While no material acquisitions are currently being negotiated or planned, future acquisitions by the Company may result in the diversion of management's attention from the day-to-day operations of the Company's business and may include numerous other risks, including difficulties in the integration of the operations, products and personnel of the acquired companies. Future acquisitions by the Company have the potential to result in dilutive issuances of equity securities, the incurrence of additional debt, and amortization expenses related to goodwill and other intangible assets that may materially adversely affect the Company's business, financial condition and results of operations.


    VOLATILITY OF STOCK PRICE. The market price of the shares of Common Stock has recently been and is likely to continue to be highly volatile, and is affected significantly by factors such as fluctuations in the Company's operating results, announcements of technological innovations or new products by the Company or its competitors, announcements by the Company's customers regarding their business or prospects, changes in analysts' expectations, governmental regulatory action, developments with respect to patents or proprietary rights, general market conditions and other factors. In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. The market price of the Company's Common Stock has fluctuated substantially in recent periods, from a low of $7.00 on December 31, 1996 to a high of $51 5/16 on July 17, 1997. On August 14, 1997 the last reported sale price of the Common Stock as reported on the Nasdaq National Market was $45 1/8. See "Price Range of Common Stock."



    DISCRETIONARY USE OF PROCEEDS OF THIS OFFERING. The Company has no current specific plans for the use of the net proceeds of this offering. As a consequence, the Company's management will retain broad discretion in the allocation of these net proceeds. There can be no assurance that the proceeds will be used in a manner that the shareholders deem optimal or that the proceeds can or will be invested to yield a significant return. Upon the completion of this offering, the Company will have more than $95 million of cash and cash equivalents (based upon the level of cash and cash equivalents as of June 28, 1997 and a public offering price of $45 per share, and after deducting underwriting discounts and commissions and estimated offering expenses), substantially all of which will be investment grade, interest-bearing obligations for an indefinite period. See "Use of Proceeds."


    SHAREHOLDER RIGHTS PLAN; ISSUANCE OF PREFERRED STOCK. The Board of Directors of the Company adopted a Shareholder Rights Plan in October 1996 (the "Rights Plan"). Pursuant to the Rights Plan, the Board declared a dividend of one Preferred Stock Purchase Right per share of Common Stock (the "Rights") and each such Right has an exercise price of $126.00. The Rights become exercisable upon the occurrence of certain events, including the announcement of a tender offer or exchange offer for the Company's Common Stock or the acquisition of a specified percentage of the Company's Common Stock by a third party. The exercise of the Rights could have the effect of delaying, deferring or preventing a change in control of the Company, including, without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of the Company's Common Stock. These provisions could also limit the price that investors might be willing to pay in the future for shares of the Company's Common Stock. The Board of Directors has the authority to issue up to 5,000,000 shares of undesignated Preferred Stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated Preferred Stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the Company's stockholders. For example, in connection with the Company's Shareholder Rights Plan, the Board of Directors designated 20,000 shares of Preferred Stock as Series A Participating Preferred Stock although none of such shares have been issued. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of Common Stock. The issuance of Preferred Stock under certain circumstances could have the effect of delaying, deferring or preventing a change in control of the Company.

    SHARES ELIGIBLE FOR FUTURE SALE. Upon the completion of this offering, the Company will have outstanding 10,357,157 shares of Common Stock, of which 10,344,731 shares will be freely tradable without restriction. For a period of 90 days from the date of this Prospectus, the Company's executive officers and directors have agreed that without the prior written consent of Morgan Stanley & Co. Incorporated they will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, lend, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into a swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, other than an aggregate of 100,000 shares by all such executive officers and directors which shall include no more than 30,000 shares by any such individual. Thereafter, all shares can be sold in the public market subject to certain volume and other restrictions of Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"). In addition, upon completion of this offering, there will be outstanding options to purchase a total of approximately 1,780,470 shares of the Company's Common Stock under the Company's stock option plans. Sale of substantial amounts of such shares in the public market or the prospect of such sales could adversely affect the market price of the Company's Common Stock. The Company has agreed, subject to certain exceptions, in the Underwriting Agreement that, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not issue, offer, sell, grant options to purchase or otherwise dispose of any of the Company's equity securities or any other securities convertible into or exchangeable with the Company's Common Stock or other equity securities for a period of 90 days after the first date that any shares of Common Stock are released for sale in the offering. The lock-up agreements may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Morgan Stanley & Co. Incorporated. See "Underwriters."

                                USE OF PROCEEDS


    The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $84.9 million (approximately $97.7 million if the Underwriters' over-allotment option is exercised in full), at a public offering price of $45 per share and after deducting underwriting discounts and commissions and estimated offering expenses. The Company expects to use approximately $15 million of the net proceeds for capital expenditures over the next twelve months. The Company expects to use the remaining net proceeds of this offering for general corporate purposes, including working capital and facilities expansion. From time to time, the Company may use a portion of the net proceeds to acquire businesses, products or technologies complementary to the Company's current business, although it has no such commitments and no such acquisitions are currently being negotiated or planned. Pending such uses, the Company intends to invest funds in investment grade, interest-bearing obligations.


                                DIVIDEND POLICY

    The Company has never declared or paid cash dividends on its capital stock and does not anticipate paying cash dividends in the foreseeable future. The Company is prohibited from paying cash dividends without the consent of certain of its lenders.

                          PRICE RANGE OF COMMON STOCK

    The Company's Common Stock has been traded on the Nasdaq National Market under the symbol "SPCT" since August 4, 1994. The following table sets forth for the periods indicated the high and low sale prices for the Company's Common Stock, as reported by the Nasdaq National Market.


                                                                                 HIGH        LOW
                                                                                -------    -------
Fiscal Year Ended March 31, 1996:
  First Quarter..............................................................   $40 1/2    $26
  Second Quarter.............................................................    51 1/4     33
  Third Quarter..............................................................    34         15 3/4
  Fourth Quarter.............................................................    28 1/2     17

Fiscal Year Ended March 31, 1997:
  First Quarter..............................................................   $25 1/2    $13
  Second Quarter.............................................................    15 1/4      7
  Third Quarter..............................................................    13          7 3/8
  Fourth Quarter.............................................................    14 3/8      7 5/8

Fiscal Year Ending March 31, 1998:
  First Quarter..............................................................   $37 3/4    $10 3/4
  Second Quarter (through August 14, 1997)...................................    51 5/16    35 1/4



    On August 14, 1997, the last reported sale price of the Company's Common Stock on the Nasdaq National Market was $45 1/8 per share. As of June 28, 1997 there were approximately 282 holders of record of the Company's Common Stock.

                                 CAPITALIZATION


    The following table sets forth on an unaudited basis the capitalization of the Company as of June 28, 1997 and as adjusted to give effect to the sale by the Company of 2,000,000 shares of Common Stock offered hereby at a public offering price of $45 per share and after deducting underwriting discounts and commissions and estimated offering expenses.



                                                                       JUNE 28, 1997
                                                                   ----------------------
                                                                    ACTUAL    AS ADJUSTED
                                                                   ---------  -----------
                                                                   (IN THOUSANDS, EXCEPT
                                                                        SHARE DATA)
Current portion of debt obligations..............................  $   1,522   $   1,522
                                                                   ---------  -----------
                                                                   ---------  -----------
Debt obligations, less current portion...........................  $   6,705   $   6,705

Shareholders' equity:
  Preferred Stock, no par value; 5,000,000 shares authorized;
    none issued and outstanding..................................     --          --
  Common Stock, no par value; 20,000,000 shares authorized;
    8,357,157 shares issued and outstanding, actual; 10,357,157
    shares issued and outstanding, as adjusted(1)................     55,665     140,565
  Accumulated deficit............................................     (4,534)     (4,534)
                                                                   ---------  -----------
    Total shareholders' equity...................................     51,131     136,031
                                                                   ---------  -----------
      Total capitalization.......................................  $  57,836   $ 142,736
                                                                   ---------  -----------
                                                                   ---------  -----------


---------

(1) Based on the number of shares of Common Stock outstanding as of June 28, 1997. Excludes (i) 1,780,470 shares of Common Stock issuable upon exercise of options outstanding under the Company's Stock Plans at June 28, 1997 at a weighted average exercise price of $14.61 per share and (ii) 140,811 shares of Common Stock reserved for future grant or issuance under the Stock Plans and the Company's 1994 Employee Stock Purchase Plan. In addition, the Company obtained shareholder approval for a 610,000 share increase in the number of shares reserved for issuance under the Stock Plans and the 1994 Employee Stock Purchase Plan at the Company's 1997 Annual Meeting of Shareholders held on July 31, 1997.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data set forth below under the captions "Statement of Operations Data" and "Balance Sheet Data" for, and as of the end of, each of the years in the five-year period ended March 31, 1997, are derived from the consolidated financial statements of Spectrian Corporation and its subsidiaries, which financial statements have been audited by KPMG Peat Marwick LLP, independent auditors. The consolidated financial statements as of March 31, 1996 and 1997, and for each of the years in the three-year period ended March 31, 1997, and the report thereon, are incorporated by reference herein. The selected consolidated financial data set forth below as of June 28, 1997 and for the three months ended June 29, 1996 and June 28, 1997 were derived from unaudited condensed consolidated financial statements of the Company, which are incorporated by reference herein and, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the Company's financial position at that date and results of operations for those periods. The results for the three months ended June 28, 1997 are not necessarily indicative of the results for any future period. The selected consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto incorporated by reference herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                                THREE
                                                                                                               MONTHS
                                                                                                                ENDED
                                                                   FISCAL YEAR ENDED MARCH 31,               -----------
                                                      -----------------------------------------------------   JUNE 29,
                                                        1993       1994       1995       1996       1997        1996
                                                      ---------  ---------  ---------  ---------  ---------  -----------
                                                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:(1)
Revenues............................................  $  24,458  $  37,859  $  62,478  $  72,113  $  88,252   $   9,923
                                                      ---------  ---------  ---------  ---------  ---------  -----------
Costs and expenses:
  Cost of product sales.............................     14,796     22,154     39,068     45,355     65,322       8,491
  Research and development..........................      3,461     10,058     11,374     14,548     17,230       4,293
  Selling, general and administrative...............      3,939      5,529      6,784      7,450      9,299       2,379
                                                      ---------  ---------  ---------  ---------  ---------  -----------
    Total costs and expenses........................     22,196     37,741     57,226     67,353     91,851      15,163
                                                      ---------  ---------  ---------  ---------  ---------  -----------
    Operating income (loss).........................      2,262        118      5,252      4,760     (3,599)     (5,240)
Interest income (expense), net......................       (235)      (667)       391        889       (392)        (74)
Other income, net...................................     --         --         --         --         --          --
                                                      ---------  ---------  ---------  ---------  ---------  -----------
    Income (loss) before income taxes...............  $   2,027       (549)     5,643      5,649     (3,991)     (5,314)
                                                      ---------
                                                      ---------
Income tax expense..................................                --            170        169     --          --
                                                                 ---------  ---------  ---------  ---------  -----------
Net income (loss)(2)................................  $     116  $    (549) $   5,473  $   5,480  $  (3,991)  $  (5,314)
                                                      ---------  ---------  ---------  ---------  ---------  -----------
                                                      ---------  ---------  ---------  ---------  ---------  -----------
Net income (loss) per share(2)(3)...................  $    0.02  $   (0.41) $    0.74  $    0.67  $   (0.49)  $   (0.66)
                                                      ---------  ---------  ---------  ---------  ---------  -----------
                                                      ---------  ---------  ---------  ---------  ---------  -----------
Shares used in computing per share amounts(3).......      4,849      1,325      7,435      8,193      8,152       8,039


                                                       JUNE 28,
                                                         1997
                                                      -----------

STATEMENT OF OPERATIONS DATA:(1)
Revenues............................................   $  45,766
                                                      -----------
Costs and expenses:
  Cost of product sales.............................      32,051
  Research and development..........................       4,241
  Selling, general and administrative...............       3,461
                                                      -----------
    Total costs and expenses........................      39,753
                                                      -----------
    Operating income (loss).........................       6,013
Interest income (expense), net......................         (19)
Other income, net...................................       1,530
                                                      -----------
    Income (loss) before income taxes...............       7,524

Income tax expense..................................       1,129
                                                      -----------
Net income (loss)(2)................................   $   6,395
                                                      -----------
                                                      -----------
Net income (loss) per share(2)(3)...................   $    0.72
                                                      -----------
                                                      -----------
Shares used in computing per share amounts(3).......       8,917

                                                                                     MARCH 31,
                                                               -----------------------------------------------------   JUNE 28,
                                                                 1993       1994       1995       1996       1997        1997
                                                               ---------  ---------  ---------  ---------  ---------  -----------
                                                                                         (IN THOUSANDS)
BALANCE SHEET DATA:(1)
Working capital..............................................  $   3,355  $   7,859  $  28,317  $  12,710  $  24,062   $  32,122
Total assets.................................................     17,115     20,965     45,070     55,922     66,633      84,547
Debt and capital lease obligations, net of current
  portion(4).................................................      1,961      3,634     --         --          7,057       6,705
Total shareholders' equity...................................      5,953      9,765     37,056     44,838     42,466      51,131

------------

(1) The Company's fiscal year ends on March 31 and its first three fiscal quarters end on the Saturday nearest the end of the calendar quarter.

(2) During the fiscal year ended March 31, 1993 the Company discontinued its military contract manufacturing operation. Income from continuing operations for the year ended March 31, 1993 was $2,027,000.

(3) See Note 4 of Notes to Condensed Consolidated Financial Statements contained in the Company's quarterly report on Form 10-Q for the three months ended June 28, 1997, incorporated herein by reference, for information concerning the per share computations. Fully diluted per share amounts were not required to be disclosed as these amounts were not materially different from the primary per share amounts for all periods presented except for the three months ended June 28, 1997, for which fully diluted net income per share was $0.68, and the number of the shares used in computing the fully diluted net income per share was 9,390,000. Net income per share from continuing operations for the fiscal year ended March 31, 1993 was $0.42.

(4) See Note 4 of Notes to Consolidated Financial Statements set forth in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997 incorporated by reference herein for a description of the Company's debt and lease obligations.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    CERTAIN STATEMENTS IN THIS "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" ARE FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS INCLUDE, BUT ARE NOT LIMITED TO: THE STATEMENTS IN THE SECOND PARAGRAPH OF "OVERVIEW" REGARDING THE IMPACT ON THE COMPANY OF A LOSS OF A MAJOR OEM CUSTOMER; THE STATEMENTS IN THE ANALYSIS OF "--YEARS ENDED MARCH 31, 1997 AND 1996" UNDER "--REVENUES" REGARDING FUTURE NRE REVENUES AND UNDER "--COST OF PRODUCT SALES" REGARDING ANTICIPATED PRODUCT INTRODUCTIONS, RELATED COST IMPROVEMENTS AND TRENDS OFFSETTING SUCH COST IMPROVEMENTS; THE STATEMENTS IN THE SECOND PARAGRAPH OF "--LIQUIDITY AND CAPITAL RESOURCES" CONCERNING RENEWAL OF THE REVOLVING LINE OF CREDIT; AND THE STATEMENTS IN THE LAST PARAGRAPH UNDER "--LIQUIDITY AND CAPITAL RESOURCES" REGARDING THE ANTICIPATED SPENDING FOR CAPITAL ADDITIONS IN FISCAL 1998 AND THE SUFFICIENCY OF THE COMPANY'S AVAILABLE RESOURCES TO MEET WORKING CAPITAL AND CAPITAL EXPENDITURE REQUIREMENTS. THE FORWARD LOOKING STATEMENTS CONTAINED HEREIN ARE BASED ON CURRENT EXPECTATIONS AND ENTAIL VARIOUS RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN SUCH FORWARD LOOKING STATEMENTS.

OVERVIEW

    The Company designs, manufactures and markets highly linear single carrier and multicarrier power amplifiers that support a broad range of worldwide analog and digital wireless transmissions standards, including AMPS, TDMA, CDMA, TACS and GSM. The Company, founded in 1984 to perform design and engineering services, first entered the commercial amplifier market in 1988 and shipped its first cellular power amplifiers in 1990. The Company's revenues are now derived primarily from sales to a limited number of OEMs in the wireless infrastructure equipment market, in particular Northern Telecom. The Company pursues a strategy of vertical integration in its design and manufacturing processes, including the opening of a 3-inch wafer fabrication facility in 1985 and the conversion in 1996 to an increased capacity 4-inch wafer fabrication facility. As a result, the Company has a higher level of fixed costs and is dependent upon substantial revenue to achieve profitability. In the third quarter of fiscal 1996 and the first quarter of fiscal 1997, product orders fell sharply resulting in substantial losses. In recent periods, orders have increased significantly and the Company has returned to profitability.

    During fiscal 1996, Northern Telecom and Nortel Matra accounted for approximately 58% and 17% of revenues, respectively. During fiscal 1997, Northern Telecom and Nortel Matra accounted for approximately 63% and 12% of revenues, respectively. During the three months ended June 28, 1997, Northern Telecom, Nortel Matra and LGIC accounted for approximately 55%, 22% and 18% of revenues, respectively. The Company's business, financial condition and results of operations have been materially adversely affected in the past by anticipated orders failing to materialize and by deferrals or cancellations of orders as a result of changes in OEM requirements. If the Company were to lose Northern Telecom or any other major OEM customer, or if orders by Northern Telecom or any other major OEM customer were to otherwise materially decrease either in unit quantity or in price, the Company's business, financial condition and results of operations would be materially adversely affected.

    The Company's vertical integration strategy entails a number of risks, including a high level of fixed and variable costs, the management of complex processes, dependence on a single source of supply and a strict regulatory environment. During periods of low demand, high fixed wafer fabrication costs are likely to have a material adverse effect on the Company's operations. In addition, the Company's strategy of frequently introducing and rapidly expanding the manufacture of new products to meet evolving OEM customer and service provider needs has caused the Company to experience high materials and manufacturing costs, including high scrap and material waste, significant material obsolescence, labor inefficiencies, high overtime hours, inefficient material procurement and an inability to recognize economies of scale.

    The market for the Company's products is becoming increasingly competitive. The Company has recently begun selling its power amplifier products in South Korea, as well as directly to cellular service providers where its competitors are already established as suppliers. In addition, the Company competes with at least one amplifier manufacturer for business from Northern Telecom. This competition has resulted in, and will continue to result in reduced average selling prices for the Company's products, which accordingly will negatively impact gross margins.

RESULTS OF OPERATIONS

    The following table sets forth for the periods indicated certain statement of operations data of the Company expressed as a percentage of total revenues and the gross margin on product sales.

                                                                        FISCAL YEAR ENDED MARCH 31,       THREE MONTHS ENDED
                                                                      -------------------------------  ------------------------
                                                                                                        JUNE 29,     JUNE 28,
                                                                        1995       1996       1997        1996         1997
                                                                      ---------  ---------  ---------  -----------  -----------
Revenues............................................................      100.0%     100.0%     100.0%      100.0%       100.0%
                                                                      ---------  ---------  ---------       -----        -----
Costs and expenses:
  Cost of product sales.............................................       62.5       62.9       74.0        85.6         70.0
  Research and development..........................................       18.2       20.2       19.6        43.2          9.3
  Selling, general and administrative...............................       10.9       10.3       10.5        24.0          7.6
                                                                      ---------  ---------  ---------       -----        -----
    Total costs and expenses........................................       91.6       93.4      104.1       152.8         86.9
                                                                      ---------  ---------  ---------       -----        -----
    Operating income (loss).........................................        8.4        6.6       (4.1)      (52.8)        13.1
Interest income (expense), net......................................        0.6        1.2       (0.4)       (0.8)      --
Other income, net...................................................     --         --         --          --              3.3
                                                                      ---------  ---------  ---------       -----        -----
  Income (loss) before income taxes.................................        9.0        7.8       (4.5)      (53.6)        16.4
Income tax expense..................................................        0.2        0.2     --          --              2.4
                                                                      ---------  ---------  ---------       -----        -----
    Net income (loss)...............................................        8.8%       7.6%      (4.5)%      (53.6 )%       14.0%
                                                                      ---------  ---------  ---------       -----        -----
                                                                      ---------  ---------  ---------       -----        -----
Gross margin on product sales.......................................       33.4%      33.3%      24.6%       11.2%        29.1%

    THREE MONTHS ENDED JUNE 28, 1997 AND JUNE 29, 1996

    REVENUES. The Company's revenues increased by 361% to $45.8 million for the three months ended June 28, 1997 from $9.9 million for the three months ended June 29, 1996. This substantial increase in revenues reflects both the below normal customer demand experienced in the quarter ended June 29, 1996 as well as a significant increase in demand, primarily by Northern Telecom, for the Company's existing single carrier TDMA, CDMA and GSM products and the introduction and customer acceptance of several new single carrier products, including second generation CDMA and GSM products.

    COST OF PRODUCT SALES. Cost of product sales consists primarily of raw materials, RF semiconductor fabrication costs, amplifier assembly and test costs, overhead and warranty costs, and does not include costs incurred in connection with non-recurring engineering ("NRE") revenues. The Company's cost of product sales increased by 278% to $32.1 million for the three months ended June 28, 1997 from $8.5 million for the three months ended June 29, 1996. Gross margin on product sales was 29.1% for the three months ended June 28, 1997 as compared to 11.2% for the three months ended June 29, 1996. The significant improvement in product gross margin primarily reflects the benefits of spreading fixed manufacturing overhead spending over a larger number of units sold for the three months ended June 28, 1997 compared to the three months ended June 29, 1996.

    RESEARCH AND DEVELOPMENT. Research and development ("R&D") expenses include the cost of designing, developing or reducing the manufacturing cost of amplifiers and RF semiconductors. The Company's R&D expenses decreased by 1.2% to $4.2 million in the three months ended June 28, 1997 from $4.3 million in the three months ended June 29, 1996. Research and development spending in the three months ended June 29, 1996 included development costs for the Company's 4-inch wafer fabrication facility. The slight decrease in R&D spending in the three months ended June 28, 1997 reflects the absence of these facility development costs offset by increased spending, primarily in semiconductor R&D. R&D expenses as a percentage of revenues decreased to 9.3% in the three months ended June 28, 1997 from 43.2% for the three months ended June 29, 1996, reflecting the substantially higher revenue levels in the three months ended June 28, 1997. Research and development expenses also include costs associated with NRE revenues, which were not material in either three month period.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative ("SG&A") expenses include compensation and benefits for sales, marketing, senior management and administrative personnel, commissions paid to independent sales representatives, professional fees and other expenses. The Company's SG&A expenses increased by 45.5% to $3.5 million for the three months ended June 28, 1997 from $2.4 million for the three months ended June 29, 1996, primarily due to increases in sales and administrative headcount, outside commissions paid for South Korean sales and to a lesser extent the establishment of a South Korean sales support office. SG&A expenses as a percentage of revenues decreased to 7.6% for the three months ended June 28, 1997 from 24.0% for the three months ended June 29, 1996 as a result of the substantially higher revenue levels in the three months ended June 28, 1997.

    INTEREST INCOME (EXPENSE), NET. Interest expense, net for the three months ended June 28, 1997 was $19,000 compared to net interest expense of $74,000 for the three months ended June 29, 1996. The reduction in net interest expense was primarily the result of higher interest income earned on higher cash balances.

    OTHER INCOME, NET. Other income of $1.5 million was recorded during the three months ended June 28, 1997 representing the net gain realized from the cash sale of the Company's wholly owned subsidiary, American Microwave Technology, Inc. ("AMT"), to the management group and employees of AMT. No other expense or other income was recorded in the three months ended June 29, 1996. See "Business--American Microwave Technology, Inc."

    INCOME TAXES. The Company recorded an income tax expense of $1.1 million for the three months ended June 28, 1997. The effective tax rate of 15% reflects the use of net operating loss carryforwards for the three months ended June 28, 1997. No tax provision was made during the three months ended June 29, 1996 due to the substantial net loss incurred in that quarter. At March 31, 1997, the Company had federal and state net operating loss carryforwards ("NOLs") for tax reporting purposes of approximately $29 million and $9 million, respectively. Approximately $8.9 million of the benefit of the federal and state NOLs relate to stock option compensation and will be credited to equity when realized. The Company's ability to use its NOLs against taxable income may be subject to restrictions and limitations under Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), in the event of a change in ownership of the Company as defined therein.

    YEARS ENDED MARCH 31, 1997 AND 1996

    REVENUES. The Company's revenues increased by 22.4% to $88.3 million in fiscal 1997 from $72.1 million in fiscal 1996. The increase was due primarily to increasing volume in sales of PCS products, reflecting the build-out of the U.S. PCS network infrastructure, and continued strong GSM product sales. These revenue increases were partially offset by a 61.0% decrease in NRE revenues, to $1.6 million in fiscal 1997 from $4.1 million in fiscal 1996, due to continued reductions in the number of customer-funded research and development projects. The Company expects NRE revenue to further decline in future years in both absolute dollars and as a percentage of revenue.

    COST OF PRODUCT SALES. The Company's cost of product sales increased by 44.0% to $65.3 million in fiscal 1997 from $45.4 million in fiscal 1996. Gross margin on product sales in fiscal 1997 declined to 24.6% from 33.3% in fiscal 1996. During fiscal 1997 the Company introduced 14 new products into manufacturing to meet customer and market demands. The need to produce many of these products in high volumes during their manufacturing infancy resulted in much higher costs for the related material, labor and overhead. The heavy new product volume had a detrimental effect on the Company's fiscal 1997 gross margins and profitability. The Company anticipates a similar number of new products will be introduced in fiscal 1998 but will be developed primarily from existing product platforms thereby producing some economies of scale and reducing the inefficiencies associated with steep learning curves. Trends that may offset some of these anticipated cost improvements are the increasingly more complex amplifier product performance expectations from the marketplace and customer pressures to reduce pricing as shipment volumes grow.

    RESEARCH AND DEVELOPMENT. The Company's R&D expenses increased 18.4% to $17.2 million in fiscal 1997 from $14.5 million in fiscal 1996. As a percentage of revenues, R&D expenses declined slightly to 19.6% in fiscal 1997 from 20.2% in fiscal 1996. The increase in R&D expenses primarily reflected nine months of development expenses for the Company's 4-inch wafer fabrication facility as compared to only three months in fiscal 1996 as well as increased R&D hiring and the associated recruiting and salary costs.

    SELLING, GENERAL AND ADMINISTRATIVE. The Company's SG&A expenses increased by 24.8% to $9.3 million in fiscal 1997 from $7.5 million in fiscal 1996. SG&A expenses as a percentage of revenues increased slightly to 10.5% in fiscal 1997 from 10.3% in fiscal 1996. The increase in SG&A expenses from fiscal 1996 to fiscal 1997 was primarily attributable to increases in sales and marketing headcount and the related salaries and expense benefits, as well as outside commissions expenses required to support the Company's expanding customer base and product portfolio.

    INTEREST INCOME (EXPENSE), NET. Net interest expense for fiscal 1997 was $392,000, compared to net interest income of $889,000 in fiscal 1996. The change between fiscal 1997 and fiscal 1996 primarily reflects decreased interest income as a result of lower average cash balances in fiscal 1997 and the interest expense incurred as a result of the Company utilizing various debt financing instruments during fiscal 1997.

    INCOME TAXES. The Company did not record a provision for income taxes in fiscal 1997 because of net losses incurred. An income tax provision of $169,000 was recorded in fiscal 1996, an effective tax rate of 3% after use of NOLs.

    YEARS ENDED MARCH 31, 1996 AND 1995

    REVENUES. The Company's revenues increased 15.4% to $72.1 million in fiscal 1996 from $62.5 million in fiscal 1995. The increase was principally attributable to increases in sales of existing cellular amplifier products and increases in sales of new amplifier products for the PCS market.

    COST OF PRODUCT SALES. The Company's cost of product sales increased 16.1% to $45.4 million in fiscal 1996 from $39.1 million in fiscal 1995. Gross margin on product sales was 33.3% in fiscal 1996 and 33.4% in fiscal 1995, as lower average selling prices and manufacturing inefficiencies were largely offset by lower cost of material.

    RESEARCH AND DEVELOPMENT. The Company's R&D expenses increased 27.9% to $14.5 million in fiscal 1996 from $11.4 million in fiscal 1995. The increase in R&D expenses resulted primarily from increased headcount and the associated salaries expense, cost of materials for prototypes and other expenses associated with increasingly complex semiconductor and amplifier development activities. R&D expenses as a percentage of revenues increased to 20.2% in fiscal 1996 from 18.2% in fiscal 1995, reflecting the Company's decision to grow R&D funding at a faster rate than the growth rate in revenues.

    SELLING, GENERAL AND ADMINISTRATIVE. The Company's SG&A expenses increased 9.8% to $7.5 million in fiscal 1996 from $6.8 million in fiscal 1995. This increase in SG&A expenses was primarily attributable to increases in headcount and associated salaries and administrative expenses as a result of overall growth in the Company's operations.

    INTEREST INCOME, NET. The Company earned net interest income of $889,000 in fiscal 1996 as compared to net interest income of $391,000 in fiscal 1995. The change between fiscal 1995 and fiscal 1996 reflected the interest income earned for a full year period on the proceeds from the Company's initial public offering in August 1994.

    INCOME TAXES. The Company recorded a provision for income taxes of $169,000 in fiscal 1996 as compared to $170,000 in fiscal 1995, both at an effective rate of 3% after use of NOLs.

    QUARTERLY RESULTS OF OPERATIONS

    The following table presents unaudited quarterly results in dollar amounts and as a percentage of total revenues for the last nine quarters. The information has been prepared by the Company on a basis consistent with the Company's audited financial statements and includes all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the information for the periods presented.

                                                           FISCAL 1996                               FISCAL 1997
                                          ----------------------------------------------  ---------------------------------
                                                        THREE MONTHS ENDED                       THREE MONTHS ENDED
                                          ----------------------------------------------  ---------------------------------
                                           JULY 1,    SEPT. 30,   DEC. 30,    MARCH 31,   JUNE 29,    SEPT. 28,   DEC. 28,
                                            1995        1995        1995        1996        1996        1996        1996
                                          ---------  -----------  ---------  -----------  ---------  -----------  ---------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues................................  $  20,461   $  20,951   $  12,272   $  18,429   $   9,923   $  22,272   $  24,485
Costs and expenses:
  Cost of product sales.................     13,010      12,682       8,203      11,460       8,491      16,639      17,211
  Research and development..............      3,295       3,737       3,611       3,905       4,293       3,770       4,773
  Selling, general and administrative...      2,058       2,094       1,460       1,838       2,379       1,948       2,293
                                          ---------  -----------  ---------  -----------  ---------  -----------  ---------
    Total costs and expenses............     18,363      18,513      13,274      17,203      15,163      22,357      24,277
                                          ---------  -----------  ---------  -----------  ---------  -----------  ---------
    Operating income (loss).............      2,098       2,438      (1,002)      1,226      (5,240)        (85)        208
Interest income (expense), net..........        367         229         201          92         (74)       (251)        (70)
Other income, net.......................     --          --          --          --          --          --          --
                                          ---------  -----------  ---------  -----------  ---------  -----------  ---------
    Income (loss) before income taxes...      2,465       2,667        (801)      1,318      (5,314)       (336)        138
Income taxes............................       (201)       (214)         65         181      --          --          --
                                          ---------  -----------  ---------  -----------  ---------  -----------  ---------
    Net income (loss)...................  $   2,264   $   2,453   $    (736)  $   1,499   $  (5,314)  $    (336)  $     138
                                          ---------  -----------  ---------  -----------  ---------  -----------  ---------
                                          ---------  -----------  ---------  -----------  ---------  -----------  ---------
Net income (loss) per share (1).........  $    0.27   $    0.29   $   (0.09)  $    0.18   $   (0.66)  $   (0.04)  $    0.02
                                          ---------  -----------  ---------  -----------  ---------  -----------  ---------
                                          ---------  -----------  ---------  -----------  ---------  -----------  ---------
Shares used in computing per share
  amounts (1)...........................      8,276       8,393       7,771       8,332       8,039       8,147       8,295

AS A PERCENTAGE OF REVENUES:

Revenues................................      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%      100.0%
Costs and expenses:
  Cost of product sales.................       63.6        60.6        66.8        62.2        85.5        74.7        70.3
  Research and development..............       16.0        17.8        29.4        21.2        43.3        16.9        19.5
  Selling, general and administrative...       10.1        10.0        11.9        10.0        24.0         8.8         9.4
                                          ---------  -----------  ---------  -----------  ---------  -----------  ---------
    Total costs and expenses............       89.7        88.4       108.1        93.4       152.8       100.4        99.2
                                          ---------  -----------  ---------  -----------  ---------  -----------  ---------
    Operating income (loss).............       10.3        11.6        (8.1)        6.6       (52.8)       (0.4)        0.8
Interest income (expense), net..........        1.8         1.1         1.6         0.5        (0.8)       (1.1)       (0.2)
Other income, net.......................     --          --          --          --          --          --          --
                                          ---------  -----------  ---------  -----------  ---------  -----------  ---------
    Income (loss) before income taxes...       12.1        12.7        (6.5)        7.1       (53.6)       (1.5)        0.6
Income taxes............................       (1.0)       (1.0)        0.5         1.0      --          --          --
                                          ---------  -----------  ---------  -----------  ---------  -----------  ---------
    Net income (loss)...................       11.1%       11.7%       (6.0%)        8.1%     (53.6%)       (1.5%)       0.6%
                                          ---------  -----------  ---------  -----------  ---------  -----------  ---------
                                          ---------  -----------  ---------  -----------  ---------  -----------  ---------
Gross margin on product sales...........       35.8%       34.9%       29.6%       31.0%       11.2%       24.4%       27.8%

                                                        FISCAL
                                                         1998
                                                       ---------

                                                         THREE
                                                        MONTHS
                                                         ENDED
                                                       ---------
                                           MARCH 31,   JUNE 28,
                                             1997        1997
                                          -----------  ---------

STATEMENT OF OPERATIONS DATA:
Revenues................................   $  31,572   $  45,766
Costs and expenses:
  Cost of product sales.................      22,981      32,051
  Research and development..............       4,394       4,241
  Selling, general and administrative...       2,679       3,461
                                          -----------  ---------
    Total costs and expenses............      30,054      39,753
                                          -----------  ---------
    Operating income (loss).............       1,518       6,013
Interest income (expense), net..........           3         (19)
Other income, net.......................      --           1,530
                                          -----------  ---------
    Income (loss) before income taxes...       1,521       7,524
Income taxes............................      --          (1,129)
                                          -----------  ---------
    Net income (loss)...................   $   1,521   $   6,395
                                          -----------  ---------
                                          -----------  ---------
Net income (loss) per share (1).........   $    0.18   $    0.72
                                          -----------  ---------
                                          -----------  ---------
Shares used in computing per share
  amounts (1)...........................       8,422       8,917
AS A PERCENTAGE OF REVENUES:
Revenues................................       100.0%      100.0%
Costs and expenses:
  Cost of product sales.................        72.8        70.0
  Research and development..............        13.9         9.3
  Selling, general and administrative...         8.5         7.6
                                          -----------  ---------
    Total costs and expenses............        95.2        86.9
                                          -----------  ---------
    Operating income (loss).............         4.8        13.1
Interest income (expense), net..........           0           0
Other income, net.......................      --             3.3
                                          -----------  ---------
    Income (loss) before income taxes...         4.8        16.4
Income taxes............................      --            (2.4)
                                          -----------  ---------
    Net income (loss)...................         4.8%       14.0%
                                          -----------  ---------
                                          -----------  ---------
Gross margin on product sales...........        26.5%       29.1%

(1) See Note 4 of Notes to Condensed Consolidated Financial Statements contained in the Company's quarterly report on Form 10-Q for the three months ended June 28, 1997, incorporated herein by reference, for information concerning the per share computations. Fully diluted per share amounts were not required to be disclosed as these amounts were not materially different from the primary per share amounts for all periods presented except for the three months ended June 28, 1997, for which period fully diluted net income per share was $0.68, and the number of shares used in computing the fully diluted net income per share was 9,390,000.

    The Company's revenues have increased in each of the last four fiscal quarters. These increases were primarily due to increasing volume in sales of PCS products, reflecting the build out of the U.S. PCS network infrastructure, continued strong GSM product sales and increasing demand for the Company's existing and new single carrier power amplifiers. As a result of the Company's limited customer base, the Company's revenues have fluctuated and will continue to fluctuate from quarter to quarter. For example, reduced demand for wireless infrastructure equipment in each of the three months ended December 30, 1995 and particularly in the three months ended June 29, 1996, driven partly by delays in the build out of PCS infrastructure, caused significant declines in the Company's product sales during these periods.

    The Company's gross margin on product sales has been depressed in recent quarters primarily due to manufacturing inefficiencies, scrap and high materials costs on new products transitioning into production, as well as warranty costs associated with the Company's first generation multicarrier products. These inefficiencies were exacerbated by the Company's reliance on its older 3-inch wafer fabrication facility for production prior to December 1996.

    Prior to the three months ended March 31, 1997, research and development expenses included the engineering expenses associated with the design and qualification of the Company's new 4-inch wafer fabrication facility. The reduction in research and development expenses in the three months ended March 31, 1997 when compared to three months ended December 28, 1996 reflected the completion of the design and qualification of the 4-inch wafer fabrication facility. The decreased research and development expenses in the three months ended September 28, 1996 reflected reductions in engineering administration headcount and lower costs associated with NRE development projects.

    Selling, general and administrative expenses remained relatively constant as a percentage of revenues in the last four quarters, ranging from 7.6% of revenues in the three months ended June 28, 1997 to 9.4% of revenues in the three months ended December 28, 1996. Selling, general and administrative expenses were higher in the three months ended June 29, 1996 when compared to the three months ended March 31, 1996 and the three months ended September 28, 1996 as a result of increased expenditures for outside services for information systems support and employee severance costs and expenses relating to the hiring of a new Chief Executive Officer. The increase in selling, general and administrative expenses in absolute dollars over the last three fiscal quarters was attributable to outside commissions paid for South Korean sales and increased marketing expenses.

    The Company's quarterly and annual results have in the past been, and will continue to be, subject to significant fluctuations due to a number of factors, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. In particular, the Company's quarterly and annual results of operations are likely to vary due to the timing, cancellation, delay or rescheduling of OEM customer orders and shipments; the timing of announcements or introductions of new products by the Company, its competitors or their respective OEM customers; the acceptance of such products by wireless equipment OEMs and their customers; variations in manufacturing efficiencies, yields and costs; competitive factors such as the pricing, availability, and demand for competing amplification products; changes in average sales prices and product mix; variations in operating expenses; changes in manufacturing capacity and variations in the utilization of this capacity; shortages of key supplies; the long sales cycles associated with the Company's customer specific products; the timing and level of product and process development costs; and changes in inventory levels. While the Company maintains a backlog, the Company's OEM customers may cancel or defer orders without significant penalty. Anticipated orders from the Company's OEM customers have in the past failed to materialize and delivery schedules have been deferred or canceled as a result of changes in OEM customer requirements and the Company expects this pattern to continue as customer requirements continue to change and industry standards continue to evolve. There can be no assurance that the Company will not experience such fluctuations in the future. See "Business--OEM Customers, Sales and Marketing." In addition, the Company has in the past experienced high manufacturing costs, due in part to rapid increases in production, that have adversely affected the Company's results of operations. The Company's gross margins vary by product due to specific product pricing, design characteristics, production volumes and other factors. The Company establishes its expenditure levels for product development and other operating expenses based on its expected revenues, and expenses are relatively fixed in the short term. As a result, variations in timing of revenues can cause significant variations in quarterly results of operations. There can be no assurance that the Company will be profitable on a quarter to quarter basis in the future. The Company believes that period to period comparisons of its financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. Due to all the foregoing factors, it is likely that in some future quarter or quarters the Company's revenues or operating results will not meet the expectations of public stock market analysts or investors. In such event, the market price of the Company's Common Stock would be materially adversely affected.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has financed its growth through its initial public offering of Common Stock in August 1994 and through private sales of equity securities, capital equipment leases, bank lines of credit and cash flows from operations. Cash provided by operations was $4.4 million for the three months ended June 28, 1997, while cash used by operations in fiscal 1997 was $8.1 million. In fiscal 1996 and fiscal 1995, cash provided by operations was $9.6 million and $7.0 million, respectively. The cash used by operations in fiscal 1997 was principally for purchasing inventory to support increased production ramps for increasing product shipment volumes. In addition, cash from operations was impacted by the Company's net loss in fiscal 1997 and higher receivables levels as a result of higher shipment volumes, offset in large part by increased depreciation expense, higher accounts payable driven by higher inventory levels and higher accrued liabilities for warranty and employee benefits, among others. The increase in cash provided by operations in fiscal 1996 primarily related to improved collections of accounts receivable and management of accounts payable, partially offset by increased inventory.

    As of June 28, 1997, the Company had working capital of $32.1 million including $11.8 million in cash and cash equivalents. In addition, the Company has a revolving line of credit of $6.0 million with a bank secured by the majority of the Company's assets which expires in September 1997, and a $4.0 million term loan with the same bank to be secured by a portion of the Company's capital equipment assets as the loan is drawn down. The Company intends to renew this revolving line of credit. Under the terms of the master agreement governing both of these credit instruments, the Company is required to maintain certain minimum working capital, net worth, profitability and other specific financial ratios. As of June 28, 1997, the Company was in compliance with these financial covenants. There were no borrowings outstanding against these lines of credit as of June 28, 1997.

    In January 1997, the Company borrowed $6.0 million under a term loan secured by certain capital equipment. The loan, which expires in January 2002, requires the payment of monthly principal plus interest and is subject to certain minimum working capital, net worth and other specific financial ratios. The Company was in compliance with these covenants as of June 28, 1997. In March 1997, the Company also secured a $3.2 million real estate loan, which expires in April 2007, for the purchase of a light industrial building for its future facilities expansion.

    Additions to property and equipment were $3.5 million, $16.3 million, $28.2 million and $5.8 million in the three months ended June 28, 1997, fiscal 1997, fiscal 1996 and fiscal 1995, respectively. Capital additions during fiscal 1997 included manufacturing test equipment required to support new product ramps and increase factory capacity, equipment purchased for the new 4-inch wafer fabrication facility, research and development test equipment to support various development projects and the acquisition of a 39,000 square foot building located between the Company's two existing leased facilities in Sunnyvale, California. In November 1996, the Company completed a sale of its principal facilities in Sunnyvale, California including its 4-inch wafer fabrication facility, originally purchased during fiscal 1996. The proceeds from the sale of the facilities were $16.3 million, net of fees, commissions and closing costs.

    The Company anticipates spending approximately $15 million over the next 12 months for capital additions primarily to support manufacturing capacity requirements, development projects and facilities expansion. Based on the Company's current working capital position, the cash flows the Company expects to generate from fiscal 1998 operations and the available line of credit the Company expects to renew, the Company believes that sufficient resources will be available to meet the Company's cash requirements for at least the next twelve months. Cash requirements for periods beyond the next twelve months depend on the Company's profitability, timing and level of capital expenditures, working capital requirements and rate of growth.

                                    BUSINESS

    Spectrian Corporation designs, manufactures and markets highly linear RF power amplifiers that address the needs of wireless infrastructure OEMs and their service provider customers. The Company's amplifiers have been deployed in wireless networks in over 35 countries worldwide. Spectrian's amplifiers deliver high linearity, are cost-effectively produced in volume, support multiple transmission standards and demonstrate high field reliability. These attributes enable service providers to improve spectrum efficiency resulting in reduced cost per subscriber, to rapidly deploy new services and to offer enhanced quality and reliability of service.

INDUSTRY BACKGROUND

    The market for cellular, PCS and WLL (collectively, "wireless") communications services has grown significantly during the past decade, fueled by decreasing prices for wireless handsets, a more favorable regulatory environment, increasing competition among service providers and a greater availability of services and RF spectrum. In addition, several developing countries are installing wireless telephone networks as an alternative to installing, expanding or upgrading traditional wireline networks. Emerging bi-directional wireless data applications have the potential to further expand the market for wireless communications by allowing service providers to increase revenue generating traffic on their networks. The Strategis Group estimates that the number of cellular and PCS subscribers in the U.S. will increase from approximately 44 million in 1996 to approximately 107 million by 2001. The Strategis Group projects that the number of cellular and PCS subscribers worldwide will grow from 144 million in 1996 to 456 million in 2001.

    The growth in wireless communications has required, and will continue to require, substantial investment by service providers in infrastructure equipment. The Yankee Group estimates that spending by wireless service providers on infrastructure equipment was approximately $25.6 billion in 1996 and will rise to approximately $41.7 billion in 2001. A typical wireless communications system comprises a geographic region containing a number of cells, each of which contains a cell site (or "base station"), which are networked to form a service provider's coverage area. Each base station houses the equipment that receives incoming telephone calls from the switching office of the local wireline telephone company and broadcasts calls to the wireless users within the cell. A base station contains a fixed number of RF channels; in a single carrier system, each separate channel requires a separate transceiver, single channel power amplifier and tunable cavity filter, along with an antenna to transmit the outgoing signal to the wireless telephone user. Most existing wireless systems use single carrier power amplifiers. The power amplifier receives a relatively weak signal from the transceiver and significantly boosts the power of that signal so that it can be broadcast throughout the cell, which typically covers a geographic area up to five miles in radius. The RF power levels necessary to transmit the signal over the required range must be achieved without distorting the modulation characteristics of the signal.

    Traditional cellular systems, which are based on analog technology, are capable of carrying only one call per channel of spectrum. The continuing growth of the wireless communications market has resulted in the crowding of transmissions within the available RF spectrum. Because the radio frequencies assigned to transmissions are fixed, service providers are seeking new methods of more efficiently using the RF spectrum in order to increase capacity. Analog systems are being supplanted by digital systems, which convert voice transmissions into bits of electronic information and are thereby able to use the RF spectrum allocated to wireless transmissions more efficiently. Digital transmission allows three to eight times as many voice conversations to occupy the same frequency bands as analog transmission, thereby significantly increasing the call capacity of a given wireless network. In addition to digital cellular networks, which operate within the 800 MHz and 900 MHz bandwidths, service providers have also begun to construct PCS networks operating within the 1800 MHz and 2000 MHz bandwidths. PCS networks generally require two to three times as many base stations (and power amplifiers) as cellular networks. Service providers are in the initial stages of deploying PCS networks, the number of which the Company believes will increase rapidly. The implementation of digital networks, in conjunction with the continued growth in analog networks, has resulted in an increased demand for network infrastructure equipment.

    Wireless carriers are also increasing system capacity by implementing dynamic channel allocation, which allows the service provider to automatically move available unused channels from less active base stations to busier adjacent base stations as the demand load moves, such as during commuter rush hours. Systems with dynamic channel allocation require multicarrier power amplifiers, which can simultaneously broadcast signals using multiple transmission standards over a variable number of channels. The need to increase system capacity, combined with the development of multicarrier power amplifiers, has also encouraged wireless carriers to transition from "macrocell" base stations (which typically have a five mile radius) to microcells. When the number of subscribers within the macrocell exceeds the capacity of its equipment, the cell can be split into several smaller microcells to avoid a degradation in service. The geographic range of these microcells will be smaller, requiring lower power and less expensive equipment at each base station, but more of these smaller base stations will be required in order to increase the capacity of the overall system.

    Wireless carriers' ability to more effectively manage scarce spectrum resources and accommodate a larger number of subscribers is dependent on their ability to broadcast signals with high "linearity." Linearity is the degree to which amplified signals remain within their prescribed band of spectrum with low distortion or interference from adjacent channels. In current systems, the RF power amplifier is generally the source of the greatest amount of signal distortion. Consequently, obtaining RF power amplifiers with high linearity is critical to a service provider's ability to reduce interference levels and thereby increase system capacity. For example, higher linearity amplifiers are required as the industry transitions from analog to digital technologies; multiple conversations on a single channel would lead to unacceptable channel interference without significant improvements in power amplifier linearity. Consequently, high linearity is even more critical in digital networks than it is in analog networks. Similarly, multicarrier power amplifiers, which are critical to the use of dynamic channel allocation and microcells, require leading edge linearity technology to function properly. Substantial investment and technical expertise are required to design and manufacture RF power amplifiers with high linearity.

    Wireless service providers compete in dynamic markets characterized by evolving and competing industry standards, technologies and applications, and those wireless service providers that are able to increase the efficiency and lower the cost of new and existing systems will compete most effectively. Wireless service providers must anticipate evolving industry standards and invest in infrastructure equipment that both maximizes efficiency in the management of the limited spectrum licensed to them and is available in volume for rapid deployment.


    Service providers obtain their equipment from a concentrated group of large OEMs. The Company believes that Lucent, Ericsson, Motorola, Northern Telecom and Siemens supplied over 80% of the wireless infrastructure equipment installed worldwide in 1996. Although most of these equipment manufacturers make their own power amplifiers, in response to competition and as the performance requirements of certain components of base stations increase, many of them rely on independent sources for certain system components, such as power amplifiers, that must meet unique technical requirements. To succeed in capturing orders from these OEMs, power amplifier suppliers must rapidly bring to market products that are highly linear, can be cost-effectively produced in volume, support multiple standards and are reliable in the field.

THE SPECTRIAN SOLUTION

    Spectrian Corporation designs, manufactures and markets highly linear RF power amplifiers that address the needs of wireless infrastructure equipment suppliers and their service provider customers. The Company's amplifiers provide significant advantages to its customers, including:

    HIGH LINEARITY. Spectrian has developed the multiple technology competencies and disciplines required to achieve high linearity in its amplifiers. These competencies and disciplines include RF semiconductor technology, solid state device physics, thermal and mechanical packaging design, advanced circuit design, amplifier linear correction technologies, advanced signal processing techniques, control systems and computer aided design and modeling. The Company believes that its combined strengths in these areas provide it with an important competitive advantage in maintaining technological leadership. The high degree of linearity of the Company's amplifiers enables Spectrian's OEM customers to furnish wireless service providers with high capacity base station equipment at low capital cost per subscriber.

    RAPID TIME TO MARKET AND VOLUME MANUFACTURING. The vertical integration of Spectrian's design and production processes is a key element of the Company's ability to address wireless infrastructure equipment suppliers' quantity and time to market requirements for power amplification products. The Company's ability to design and manufacture its RF semiconductors in-house is critical to rapidly and cost-effectively introducing new products that meet OEMs' evolving needs. Spectrian also designs its amplifiers to be manufactured in high volumes at low cost, which the Company believes has been a competitive advantage in securing orders from its OEM customers because power amplifiers have historically been difficult to manufacture in high volumes based upon the labor intensive nature of the manufacturing process and the complexities of RF power technology. Finally, the Company's use of automated testing reduces overall manufacturing cycle times and enables the Company to deliver products in volume more rapidly.

    STANDARDS INDEPENDENCE. Spectrian's technologies support every major wireless modulation standard, and its multicarrier power amplifiers support several standards simultaneously. Certain of the Company's single carrier products support both analog and digital standards in a dual mode format. The Company believes that this breadth of product functionality is important to wireless service providers as they upgrade their cellular infrastructure equipment and implement digital systems in an environment characterized by evolving industry standards and the proliferation of spectrum allocation.

    HIGH QUALITY AND RELIABILITY. Spectrian designs its power amplifiers to be highly reliable in the field. Spectrian's integrated design and manufacturing processes are important factors contributing to its ability to develop and produce highly reliable power amplifiers. In order to further address customer requirements for amplifier quality and reliability and to ensure process quality control, Spectrian has implemented a continuous process improvement program throughout the Company and is ISO 9001 certified.

    MULTICARRIER FUNCTIONALITY. Spectrian develops and supplies multicarrier amplifiers that integrate the functions of multiple single carrier power amplifiers into a single smaller unit while simultaneously eliminating the need for cavity filters. The Company believes that the distortion reduction performance of its multicarrier amplifiers will provide it with an important competitive advantage. The ability of the Company's multicarrier products to combine multiple digital and analog channel schemes enables carriers to maintain backward compatibility as they add digital transmission and implement dynamic channel allocation solutions. In addition, multicarrier units can potentially reduce service providers' equipment and maintenance costs and space requirements, thereby facilitating the implementation of microcells.

SPECTRIAN STRATEGY

    Spectrian's objective is to strengthen its position as the leading merchant supplier of highly linear power amplifiers to wireless infrastructure equipment manufacturers and service providers worldwide. The Company's strategy incorporates the following key elements:

    CAPITALIZE ON VERTICAL INTEGRATION IN DESIGN AND MANUFACTURING. The Company has pursued a strategy of vertical integration of its design and manufacturing processes, from design and development of the semiconductor die through assembly and automated testing with proprietary software and systems that minimize manufacturing cycle times. The Company's control over each of these steps further contributes to improved amplifier linearity, shortens the Company's time to market, reduces unit costs and increases quality and reliability. In addition, operating a wafer fabrication facility improves the Company's access to a supply of RF semiconductors even in periods of high industry demand for semiconductors and intense competition for wafer fabrication capacity.

    EXPAND RELATIONSHIPS WITH LEADING WORLDWIDE MANUFACTURERS OF WIRELESS INFRASTRUCTURE EQUIPMENT. The Company has developed relationships with certain large wireless OEMs, including Northern Telecom, Nortel Matra, LGIC and QUALCOMM, as well as certain emerging manufacturers including Harris, Tellabs and Watkins Johnson. The Company markets its products worldwide; as of June 28, 1997, its power amplifiers had been installed in over 35 countries. In fiscal 1997, Spectrian also began to establish direct relationships with certain wireless service providers, allowing the Company to address previously unavailable markets. The Company's strategy is to form lasting customer relationships by working closely with OEM customers to develop insight into their amplifier requirements and to design specific products that meet their needs, by rapidly delivering product designs and volume production and by maintaining the confidentiality of customer technology.

    LEVERAGE PRODUCT PLATFORMS TO PROVIDE RAPID TIME TO MARKET. The Company provides customized or "application specific" amplification products to address the particular technical and time to market requirements of each of its customers. The Company leverages its modular product architecture, configurable core technologies and product platforms, as well as its ability to design products for all RF modulation schemes, to rapidly and cost effectively develop and deliver application specific solutions to its customers.

    PURSUE STANDARDS AND SYSTEMS INDEPENDENCE. The Company's products are compatible with wireless communications systems provided by various infrastructure suppliers and operate under every major domestic and international standard. By pursuing both standards and systems independence, the Company believes that it will benefit from the continuing growth of both existing and emerging wireless communications systems while reducing the risks associated with relying on the success of one or a limited number of systems or existing or emerging industry standards. In addition to supporting every major cellular standard, the Company has developed, and is continuing to develop, products that address the needs of the PCS and WLL markets.

    STRENGTHEN LEADERSHIP POSITION IN AMPLIFICATION TECHNOLOGY. The Company intends to maintain and expand its technological leadership position by continuing to invest significant resources in research and development of amplification technology. The Company believes that its RF amplifier research and development team is among the largest and most skilled in the merchant high power RF industry. To maintain a technological leadership position, the Company believes that numerous integrated technical capabilities are required, including semiconductor design and fabrication, unique packaging concepts and components, customized linearization and correction technologies and expert RF circuit design. The Company's strategy is to continue to invest significant resources to support the Company's technology leadership in amplifier linearity, power and efficiency.

MARKETS

    Wireless systems have historically employed analog transmission formats, certain of which have been adopted as industry standards. The need to accommodate a growing wireless customer base within a finite amount of spectrum has, however, encouraged a worldwide transition from analog standards to various digital technologies which are significantly more efficient. Current analog standards include Advanced Mobile Phone Services ("AMPS") in the Americas and Total Access Communications System ("TACS") and Nordic Mobile Telephone ("NMT") in Europe, and current digital standards include Time Division Multiple Access ("TDMA") and Code Division Multiple Access ("CDMA") in the Americas, Personal Digital Cellular ("PDC") and CDMA in Japan and South Korea, and Global System for Mobile Communications ("GSM") in most other parts of the world. Digital standards which are used in PCS systems include TDMA, CDMA and GSM.

    The Company offers amplifiers that support the AMPS and TACS analog standards and the TDMA, CDMA and GSM digital standards for cellular systems. The Company has elected not to support the NMT analog standard in Europe, because it believes that NMT has a lower potential for growth than the GSM digital standard. To date, the Company has not invested significant development resources to incorporate the PDC standard into its product offerings, because such standard has not developed to any great degree outside of Japan. See "Risk Factors--Rapid Technological Change; Evolving Industry Standards; Dependence on New Products."

    In addition to the analog and digital cellular systems discussed above, the market for PCS systems is expanding rapidly. The FCC has reallocated spectrum in the 1.85 to 1.99 gigahertz range for the provision of PCS and has conducted six rounds of auctions for the PCS spectrum. The success of PCS as a wireless service will depend in part on whether infrastructure manufacturers and service providers can reduce system manufacturing and service costs and pricing sufficiently to increase significantly the rate of market penetration of potential subscribers.

    The following chart illustrates these existing and developing standards for wireless communications, and the shaded areas represent markets served and standards supported by the Company's current product offerings.

      -------------------------------------------------------------------------------------------

                                  MAJOR WIRELESS STANDARDS BY REGION
                          AMERICAS              EUROPE            REST OF WORLD            JAPAN
                            (MHZ)                (MHZ)                (MHZ)                (MHZ)
                     ------------------     ------------------------------------
      ANALOG             AMPS (800)         NMT (450, 900)       NMT (450, 900)          NTT (800)
     CELLULAR                                 TACS (900)           AMPS (800)           JTACS (800)
                                              AMPS (800)           TACS (900)
                        ------------------------------------------------------      ------------------
      DIGITAL            CDMA (800)            GSM (900)         CDMA (800, 900)        PDC (1500)
     CELLULAR            TDMA (800)                                 GSM (900)            JDC (800)
                                                                 TDMA (450, 800)        CDMA (800)
                        ------------------------------------------------------
        PCS              CDMA (1900)        DCS-1800 (1800)        CDMA (1900)          PHS (1900)
                         TDMA (1900)                             DCS-1800 (1800)
                         GSM (1900)                                CDMA (1800)

    The Company believes that the potential for wireless communications in countries without reliable or extensive wireline systems may be even greater than in countries with developed telecommunications systems. The cost of building and maintaining a wireless network is generally less than the cost of building and maintaining a comparable wireline network. Thus, in many less developed countries, wireless service may provide the primary service platform for both mobile and fixed telecommunications. In addition, if technological advances and price decreases continue to occur, a market in the United States and other developed countries for wireless service to be used in conjunction with, or in place of, traditional wireline ("local loop") service may emerge for a variety of applications. For example, WLL networks could provide local loop service and direct access to the long distance carriers.

PRODUCTS

    The Company designs highly linear amplifiers that address the specific requirements of each of its OEM customers. The Company's product strategy is to support multiple wireless systems and standards. Most existing wireless systems use single carrier power amplifiers. The following table provides a list of standards for which the Company provides single carrier amplifiers:

--------------------------------------------------------------------------

            SPECTRIAN SINGLE CARRIER AMPLIFIER CONFIGURATIONS
                                                   FREQUENCY      POWER
STANDARD                                             (MHZ)       (WATTS)
Analog Cellular:
  AMPS, CDPD                                        869-894         65
  TACS                                              917-950         65
Digital Cellular:
  TDMA                                              485-495         50
  TDMA                                              869-894       25, 50
  CDMA                                              869-894         25
  GSM                                               925-960         30
PCS:
  DCS-1800                                         1805-1880        30
  CDMA                                             1930-1990      20, 25
  GSM 1900                                         1930-1990        30
  CDMA                                             1805-1870        25

    The Company also offers multicarrier application specific amplification products. Multicarrier power amplifiers require significantly higher linearity than single carrier designs. The following table provides a list of the standards for which the Company provides multicarrier amplifiers:

-----------------------------------------------------------------------
            SPECTRIAN MULTICARRIER AMPLIFIER CONFIGURATIONS

                                                             TYPICAL
                                     FREQUENCY    POWER     LINEARITY
STANDARD                               (MHZ)     (WATTS)      (DBC)*
AMPS, TDMA, CDMA, CDPD                869-894    30-175        -70
ETACS                                 917-950      25          -50
CDMA                                 1805-1870   25-100        -65

---------

*Carrier to Intermodulation Distortion Ratio.

    The Company's amplifiers can be configured as either modules or pallets, separate plug-in amplifier units or integrated subsystems, and range in price from approximately $500 to $30,000. A pallet represents the lowest level of amplifier complexity and consists of RF semiconductors mounted on a printed circuit board without a housing. A plug-in amplifier unit consists of a cast housing, which provides for thermal management and low cost of production and contains a RF amplifier pallet combined with a digital control interface module. A power amplifier subsystem consists of multiple cast housings and adds signal processing to enhance linearity. The Company's products are integrated into systems by its customers, and therefore must be engineered to be compatible with industry standards and with certain customer specifications, such as frequency, power and linearity.

OEM CUSTOMERS, SALES AND MARKETING

    The Company sells power amplifiers to a limited number of OEM customers in North America, Europe and Asia principally through its direct sales organization. The Company's customers include many of the world's largest manufacturers of wireless infrastructure equipment, including Northern Telecom, Nortel Matra, LGIC and QUALCOMM. During fiscal 1996, Northern Telecom and Nortel Matra accounted for approximately 58% and 17%, respectively, of revenues. During fiscal 1997, Northern Telecom and Nortel Matra accounted for approximately 63% and 12%, respectively, of revenues. During the three months ended June 28, 1997, Northern Telecom, Nortel Matra and LGIC accounted for approximately 55%, 22% and 18% of revenues, respectively. While Northern Telecom continues to be the Company's dominant customer due to Northern Telecom's growth and diversification into new markets, the products the Company supplies to Northern Telecom and the regions in which they are deployed have become more diverse. The Company expects that sales of its products will continue to be concentrated among a limited number of customers. In addition, wireless infrastructure equipment manufacturers have come under increasing price pressure from wireless service providers, which in turn has resulted in downward pricing pressure on the Company's products. Therefore, the Company expects to incur increasing price pressures from Northern Telecom and its other major OEM customers in future periods which could result in declining average sales prices for the Company's products. The Company's business, financial condition and results of operations have been materially adversely affected in the past by the failure of anticipated orders to materialize and by deferrals or cancellations of orders by its customers. If the Company were to lose Northern Telecom or any other major customer as a customer, or if orders by Northern Telecom or any other major OEM customer were to otherwise decrease, the Company's business, financial condition and results of operations would be materially adversely affected. See "Risk Factors-- Customer Concentration; Dependence on Northern Telecom."

    The Company employs a customer focused, team-based direct sales approach to satisfy the power amplification needs of its customers. Sales to large OEM customers require close account management by Company personnel and relationships at multiple levels of its customers' organizations, including management, engineering and purchasing personnel. In addition, the Company's application specific amplification products require experienced sales personnel to match the customer's amplification requirements to the Company's product capabilities. The Company believes that close technical collaboration with the customer during the design phase of new communications equipment is critical to the integration of its amplification products into the new equipment. The Company's integrated sales approach involves a team consisting of a senior account manager, a program manager and members of the Company's engineering department. This sales approach allows the Company's engineering personnel to work closely with their counterparts at the OEM customer to assure compliance of the product to the customer's specification. The Company's executive officers are also involved in all aspects of the Company's relationships with its major customers and work closely with their senior management. As of June 28, 1997, the Company had a direct sales staff of six people. The Company warrants new products against defects in design, materials and workmanship, typically for a period of 12 to 18 months.

    As part of the effort to diversify its product base, in fiscal 1998 the Company began to sell multicarrier amplifier systems (including filters and combiners) directly to service providers. To date, these sales have been to providers in the United States and Israel. The Company recognizes that these sales may be in conflict with potential or current OEM sales and is willing to work with its OEM equipment suppliers so that the service provider receives a Spectrian power amplifier system directly or through the OEM. There can be no assurance that the Company's direct sales to service providers will not cause its OEM equipment suppliers to reduce orders or terminate their relationship with the Company. Any such reduction or termination could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Customer Concentration; Dependence on Northern Telecom."

    The Company markets its products overseas with the assistance of independent sales representatives to customers in Europe, Japan, South Korea and Israel. The Company has three sales representatives in Europe covering Austria, Finland, France, Germany, Italy, Sweden and Switzerland, one sales representative dedicated to each of Japan and Israel and a representative organization in South Korea. The Company continuously evaluates whether to establish direct sales to a particular region or customer depending upon available sales opportunities. The Company's direct sales staff provides sales direction and support to the international sales representatives. Sales outside of the United States represented 72%, 73% and 88% of revenues in fiscal 1996, fiscal 1997 and the three months ended June 28, 1997, respectively. Sales outside of the United States are denominated in U.S. dollars in order to reduce the risks associated with the fluctuations of foreign currency exchange rates. The Company expects that international sales will continue to account for a significant portion of its revenues. Sales outside of the United States involve a number of inherent risks, including reduced protection for intellectual property rights in some countries, the impact of recessionary environments in economies outside the United States, generally longer receivables collection periods, unexpected changes in regulatory requirements, tariffs and other trade barriers. There can be no assurance that such factors will not have an adverse effect on the Company's future international sales and, consequently, on the Company's business, financial condition and results of operations. See "Risk Factors--Risks of International Sales."

MANUFACTURING

    The Company assembles, tests, packages and ships amplifier products at its manufacturing facilities located in Sunnyvale, California. The Company's manufacturing facilities consist of a 4-inch wafer fabrication and semiconductor assembly and test facility and an amplifier assembly and test facility. The Company's manufacturing product engineering group, comprised of 49 engineers, is devoted to improving product manufacturability by minimizing assembly and test cycle times, improving product test yields and reducing overall manufacturing costs.

    WAFER FABRICATION. As part of its strategy of vertical integration, the Company operates its own wafer fabrication facility for the production of the RF semiconductor, the most important component utilized in the Company's amplifiers. The Company has an 11-person semiconductor process engineering group responsible for continuous improvement of semiconductor processes. The Company believes that control of the semiconductor manufacturing process allows it to reduce unit costs, control quality, improve time to market delivery and most importantly increase the linearity of the RF semiconductors used in its amplifiers. In addition, the Company utilizes a high volume, third party supplier to supplement wafer capacity on a subcontract basis.

    The Company's operation of its manufacturing facilities entails a number of risks, including a high level of fixed and variable costs, the management of complex processes, dependence on a single source of supply and a strict regulatory environment. First, fixed costs consist primarily of occupancy costs, investment in manufacturing equipment, repair, maintenance and depreciation costs related to equipment and fixed labor costs related to manufacturing and process engineering. During periods of low demand, high fixed wafer fabrication costs are likely to have a material adverse effect on the Company's results of operations. Second, the Company's strategy of frequently introducing and rapidly expanding the manufacture of new products to meet evolving OEM customer and service provider needs has caused the Company to experience high materials and manufacturing costs, including high scrap and material waste, significant material obsolescence, labor inefficiencies and overtime expenses, inefficient material procurement and an inability to recognize economies of scale. These high manufacturing costs and production interruptions have had an adverse effect on the Company's results of operations. In addition, the Company has made and expects to continue to make pricing commitments to OEM customers in anticipation of achieving such manufacturing cost reductions. Any failure to achieve such manufacturing cost reductions could have a material adverse effect on the Company's business, financial condition and results of operations. Third, the design and fabrication of RF semiconductors is a complex and precise process. Such manufacturing is sensitive to a wide variety of factors, including variations and impurities in the raw materials, difficulties in the fabrication process, performance of the manufacturing equipment, defects in the masks used to print circuits on a wafer and the level of contaminants in the manufacturing environment. As a result of these and other factors, semiconductor manufacturing yields from time to time in the past have suffered, and there can be no assurance that the Company will be able to achieve acceptable production yields in the future. In addition, the Company's wafer fabrication facility represents a single point of failure in its manufacturing process that would be costly and time-consuming to replace if its operation were interrupted. The interruption of wafer fabrication operations or the loss of employees dedicated to the wafer fabrication facility could have a material adverse effect on the Company's business, financial condition and results of operations. Any failure to maintain acceptable wafer production levels, either from the Company's facility or from a third party wafer supplier, will have a material adverse effect on the Company's business, financial condition and results of operations. Finally, operation of the Company's own wafer fabrication facility subjects it to a variety of local, state and federal governmental regulations relating to the storage, discharge, handling, emission, generation, manufacture and disposal of toxic or other hazardous substances used to manufacture the Company's products. The Company believes that it is currently in compliance in all material respects with such regulations and that it has obtained all necessary environmental permits to conduct its business. However, the failure to comply with current or future regulations could result in the imposition of substantial fines on the Company, suspension of production, alteration of its manufacturing processes or cessation of operations. In addition, compliance with such regulations could require the Company to acquire expensive remediation equipment or to incur substantial expenses. See "Risk Factors--Risks Associated with Internal Wafer Fabrication."

    The Company expects that its customers will continue to establish demanding specifications for quality, performance and reliability that must be met by the Company's products. RF semiconductors as complex as those offered by the Company often encounter development delays and may contain undetected defects or failures when first introduced or after commencement of commercial shipments. The Company has from time to time in the past experienced product quality, performance or reliability problems, although no such problems have had a material adverse effect on the Company's business, financial condition and results of operations. In addition, multicarrier power amplifiers have a higher probability of malfunction because of their greater complexity. There can be no assurance that defects or failures will not occur in the future relating to the Company's product quality, performance and reliability that may have a material adverse effect on the Company's business, financial condition and results of operations. If such defects or failures occur, the Company could experience lost revenue, increased costs (including warranty expense, costs associated with customer support and other product liability related costs), delays in or cancellations or rescheduling of orders or shipments and product returns or discounts, any of which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Product Quality, Performance and Reliability."

    SEMICONDUCTOR ASSEMBLY AND TEST. Once a wafer is processed, it is tested and diced into chips that are attached to a special ceramic package, wire bonded and encapsulated. The packages are designed for optimal thermal and electrical performance that are critical during high power RF operation. These processes require precision for performance and volume manufacturing. The Company utilizes patented packaging techniques to improve the performance and the automated assembly of both semiconductors and amplifiers. In addition, the Company utilizes a specialized surface mount packaging process to improve transistor assembly while enhancing thermal performance, lowering costs and improving reliability. See "Risk Factors--Government Regulation of Communications Industry."

    AMPLIFIER ASSEMBLY AND TEST. The Company's amplifier manufacturing activities consist of purchasing components, assembling and testing components and subassemblies, and integrating subassemblies into finished products. The Company's amplifiers are comprised of a variety of subassemblies and components designed or specified by the Company, including housings, harnesses, cables, packaged RF semiconductors, semiconductor integrated circuits and printed circuit boards. Except for the RF semiconductors, these components and subassemblies are manufactured by third parties and are shipped to the Company for final assembly. The most critical step in the assembly process consists of the integration of the Company's internally produced RF semiconductors with the externally procured printed circuit boards. Each of the Company's products receives extensive in-process and final quality inspections and tests.

    The Company attempts to utilize standard parts and components that are available from multiple vendors. However, certain components used in the Company's products are currently available only from single sources, and other components are available from only a limited number of sources. Despite the risks associated with purchasing components from single sources or from a limited number of sources, the Company has made the strategic decision to select single source or limited source suppliers in order to obtain lower pricing, receive more timely delivery and maintain quality control. If the Company were unable to obtain sufficient quantities of components, delays or reductions in product shipments could occur which would have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors--Sole or Limited Sources of Materials and Services."

    The Company continues to initiate actions to reduce its manufacturing costs. The Company has negotiated master purchase agreements with its vendors to have substantially all of its parts bid on an annual basis rather than on a monthly basis, which it believes has generated significant volume discounts. The Company is also implementing standardized automated test processes and material handling throughout the manufacturing area which is also designed to reduce costs. There can be no assurance that these activities will reduce costs as quickly as anticipated reductions in average selling prices of the Company's products. Any failure to achieve continued manufacturing cost reductions could have a material adverse effect on the Company's business, financial condition and results of operations. See "Risk Factors-- Fluctuations in Operating Results" and "--Declining Average Sales Prices."

RESEARCH AND DEVELOPMENT

    The mission of the Company's research and development organization is to rapidly design low cost, highly manufacturable RF power amplifiers with industry leading performance. The Company's research and development staff is organized into a semiconductor group and an amplifier group. The semiconductor group focuses on the rapid design of RF semiconductors that are low cost and high efficiency to provide improved RF performance. The semiconductor group also performs advanced research in device modeling and semiconductor process development to support the amplifier engineering group's efforts. The amplifier engineering group focuses on rapid development of new RF power amplifiers that are manufacturable in volume, low cost and achieve industry leading performance. This group creates new product platforms and leverages existing ones, reuses existing circuit topologies and introduces into production new correction, control and amplification concepts created by the advanced research group. The Company uses an automated design environment to model RF semiconductors and amplifiers. This design environment, together with the Company's modular product architecture and configurable core technologies, allow it to rapidly define, develop and deliver on a timely basis the new and enhanced products demanded by its OEM customers.

    The Company has historically devoted a significant portion of its resources to research and development programs and expects to continue to do so. As of June 28, 1997, the Company had 94 people engaged in research and development. The Company's research and development expenses in fiscal 1996, fiscal 1997 and the three months ended June 28, 1997 were $14.5 million, $17.2 million and $4.2 million, respectively, and represented 20%, 19% and 9%, respectively, of total revenues. The Company in the past funded a significant portion of its research and development from NRE revenues received from customers in connection with the design and development of application specific products. NRE revenues have declined in the past three years and the Company expects NRE revenue to further decline in future years due to the competitive development climate. Costs associated with customer funded research and development were $4.5 million, $2.1 million and $365,000 for fiscal 1996, fiscal 1997 and the three months ended June 28, 1997, respectively.

    The markets in which the Company and its customers compete are characterized by rapidly changing technology, evolving industry standards and continuous improvements in products and services. The Company's future success depends upon, among other things, its ability to develop new products in a timely manner that compete effectively on the basis of price and performance and that adequately address the needs of its OEM customers. No assurance can be given that the Company's product development efforts will be successful, that its new products will achieve customer acceptance or that its customers' products will achieve customer acceptance. In addition, as is characteristic of the wireless communications equipment industry, the average sales prices of the Company's products have historically decreased over the products' lives and are expected to continue to do so. To offset declining average sales prices, the Company believes that in the near term it must develop new products that incorporate advanced features and can be sold at higher average sales prices. To the extent that new products are not developed in a timely manner, do not achieve customer acceptance or do not generate higher sales prices and margins, the Company's business, financial condition and results of operations would be materially adversely affected. See "Risk Factors--Rapid Technological Change; Evolving Industry Standards; Dependence on New Products" and "--Declining Average Sales Prices."

PATENTS AND PROPRIETARY TECHNOLOGY

    The Company's ability to compete successfully and achieve future revenue growth will depend, in part, on its ability to protect its proprietary technology and operate without infringing the rights of others. The Company has a policy of seeking patents on inventions resulting from its ongoing research and development activities. The Company has been awarded 14 United States patents, and has 15 United States patent applications pending, including one that has been allowed but not yet formally issued. The Company also has been awarded six foreign patents and has seven foreign patent applications pending. There can be no assurance that the Company's pending patent applications will be allowed or that the issued or pending patents will not be challenged or circumvented by competitors. Notwithstanding the Company's active pursuit of patent protection, the Company believes that the success of its business depends more on the collective value of its patents, specifications, computer aided design and modeling tools, technical processes and employee expertise. The Company generally enters into confidentiality and non-disclosure agreements with its employees, suppliers, OEM customers, licensees and potential customers and licensees and limits access to and distribution of its proprietary technology. However, there can be no assurance that such measures will provide adequate protection for the Company's trade secrets or other proprietary information, or that the Company's trade secrets or proprietary technology will not otherwise become known or be independently developed by competitors. The failure of the Company to protect its proprietary technology could have a material adverse effect on its business, financial condition and results of operations. See "Risk Factors--Uncertain Protection of Intellectual Property."

    The communications equipment industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. Although there is currently no pending intellectual property litigation against the Company, the Company or its suppliers may from time to time be notified of claims that the Company may be infringing patents or other intellectual property rights owned by third parties. If it is necessary or desirable, the Company may seek licenses under such patents or other intellectual property rights. However, there can be no assurance that licenses will be offered or that the terms of any offered licenses will be acceptable to the Company. The failure to obtain a license from a third party for technology used by the Company or otherwise secure rights to use such technology could cause the Company to incur substantial liabilities, to suspend the manufacture of products or expend significant resources to develop non-infringing technology. There can be no assurance that the Company would be successful in such development or that such licenses would be available on reasonable terms or a "design around" is not practicable, if at all. In the event that any third party makes a successful claim against either the Company or its customers and a license is not made available to the Company on commercially reasonable terms, the Company's business, financial condition and results of operations would be materially adversely affected. Furthermore, the Company may initiate claims or litigation against third parties for infringement of the Company's proprietary rights or to establish the validity of the Company's proprietary rights. Litigation by or against the Company could result in significant expense to the Company and divert the efforts of the Company's technical and management personnel, whether or not such litigation results in a favorable determination for the Company. In the event of an adverse result in any such litigation, the Company could be required to pay substantial damages, indemnify its customers, cease the manufacture, use and sale of infringing products, expend significant resources to develop non-infringing technology, discontinue the use of certain processes or obtain licenses to the infringing technology. See "Risk Factors--Risk of Third-Party Claims of Infringement."

COMPETITION

    The wireless communications equipment industry is extremely competitive and is characterized by rapid technological change, new product development and product obsolescence, evolving industry standards and significant price erosion over the life of a product. The ability of the Company to compete successfully and sustain profitability depends in part upon the rates at which wireless equipment OEMs incorporate the Company's products into their systems and the Company captures market share from other merchant suppliers. The Company's major OEM customers, including Northern Telecom, Nortel Matra, LGIC and QUALCOMM, continuously evaluate whether to manufacture their own amplification products or purchase them from outside sources such as the Company. There can be no assurance that these OEM customers will incorporate the Company's products into their systems or that in general they will continue to rely, or expand their reliance, on external sources of supply for their power amplifiers. These customers and other large manufacturers of wireless communications equipment could also elect to enter into the merchant market and compete directly with the Company, and at least one OEM, NEC has already done so. Such increased competition could materially adversely affect the Company's business, financial condition and results of operations. See "Risk Factors--Internal Amplifier Design and Production Capabilities of OEMs" and "--Market for the Company's Products is Highly Competitive."

    The Company's principal competitors in the market for wireless amplification products provided by merchant suppliers currently include AML Communications, Amplidyne, Hewlett-Packard Wireless Infrastructure Division, M/A-COM (a subsidiary of AMP), Microwave Power Devices, NEC and Powerwave Technologies. Certain of these competitors have, and potential future competitors could have, substantially greater technical, financial, marketing, distribution and other resources than the Company and have, or could have, greater name recognition and market acceptance of their products and technologies. No assurance can be given that the Company's competitors will not develop new technologies or enhancements to existing products or introduce new products that will offer superior price or performance features compared to the Company's products. To the extent that OEMs increase their reliance on external sources for their power amplification needs, more competitors could be attracted to the market. The Company expects its competitors to offer new and existing products at prices necessary to gain or retain market share. The Company has experienced significant price competition, which has in the past affected gross margins. Certain of the Company's competitors have substantial financial resources which may enable them to withstand sustained price competition or downturns in the power amplification market. There can be no assurance that the Company will not be subject to increased price competition or that the Company will be able to compete successfully in the future. See "Risk Factors--Market for the Company's Products is Highly Competitive."

BACKLOG

    The Company does not believe that its backlog as of any particular date is representative of actual sales for any succeeding period. As part of the Company's close working relationships with its major customers, such customers expect the Company to respond quickly to changes in the volume and delivery schedule of their amplifiers, and if necessary, to inventory products at the Company's facilities for just-in-time delivery. Therefore, although contracts with such customers typically specify aggregate dollar volumes of products to be purchased over an extended time period, such contracts also provide that scheduled shipment dates of particular volumes are generally released to the Company only a few days or weeks prior to the actual required delivery dates. In addition, the Company's customers may cancel or defer orders without significant penalty.

AMERICAN MICROWAVE TECHNOLOGY, INC.

    In April 1997, the Company sold its wholly owned subsidiary, AMT, to the management group and employees of AMT for approximately $4.0 million in cash, realizing a gain of approximately $1.5 million after disposition of AMT's net assets. The Company decided to divest AMT, which designs, develops and manufactures RF power amplifier systems for selected wireless, scientific and application specific markets, after concluding that AMT's market focus had become less synergistic with the Company's core business. In fiscal 1996 and fiscal 1997, AMT accounted for approximately 7% and 10%, respectively, of the Company's revenues.

EMPLOYEES

    As of June 28, 1997, the Company had a total of 795 regular, temporary and contract employees, including 641 in manufacturing, 94 in research and development, 24 in sales and 36 in administration. The Company's future success will depend, in part, on its ability to continue to attract, retain and motivate highly qualified technical and management personnel. None of the Company's employees is represented by a collective bargaining agreement, nor has the Company experienced any work stoppage. The Company considers its relations with its employees to be good.

PROPERTIES

    The Company's principal administrative, engineering and manufacturing facilities are located in two buildings of approximately 141,000 square feet in Sunnyvale, California. In November 1996, the Company entered into several agreements in connection with a transaction with respect to these properties. Pursuant to these agreements, the Company sold these properties to SPEC (CA) QRS 12-20, Inc. ("SPEC"), and pursuant to the terms of a lease agreement, SPEC agreed to lease these properties to the Company for a term of 15 years (with two options to extend the lease for up to an additional ten years). This lease agreement also provides that the Company shall have the right of first refusal to purchase the properties from SPEC upon the occurrence of certain conditions. In addition, in March 1997, through means of a limited liability company of which the Company owns 91.5%, the Company purchased a third building of approximately 39,000 square feet in Sunnyvale, California located between the Company's two occupied buildings. The Company is currently subleasing this building to third parties under month-to-month lease arrangements.

                                   MANAGEMENT

    The executive officers and directors of the Company and certain information about them as of June 30, 1997 are as follows:

NAME                                            AGE                                 POSITION
------------------------------------------  -----------  ---------------------------------------------------------------
Garrett A. Garrettson.....................          53   President, Chief Executive Officer and Director

Stephen B. Greenspan......................          55   Executive Vice President of Operations and Chief Operating
                                                           Officer

Bruce R. Wright...........................          48   Executive Vice President, Finance and Administration, Chief
                                                           Financial Officer and Secretary

Timothy Heyboer...........................          47   Vice President, Amplifier Engineering

David Piazza..............................          33   Vice President, Semiconductor R&D

Joseph M. Veni............................          45   Senior Vice President, Sales and Marketing

William Zucker............................          39   Vice President, Marketing

James A. Cole(1)..........................          54   Director

Martin Cooper(2)..........................          68   Director

Robert C. Wilson(2).......................          77   Director

Eric A. Young(1)..........................          41   Director

---------

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

    GARRETT A. GARRETTSON joined the Company in April 1996 as President, Chief Executive Officer and director. Between March 1993 and March 1996, he served as President and Chief Executive Officer of Censtor Corporation ("Censtor"), which designs and sells technology related to magnetic recording heads for the disk drive industry. From 1986 to March 1993, he served as a Vice President of Imprimis Technology Incorporated ("Imprimis"), a wholly-owned subsidiary of Control Data Corporation, and subsequently as a Vice President of Seagate Technology, Inc. ("Seagate") following its acquisition of Imprimis in 1989. Prior to 1986, Mr. Garrettson held a variety of positions with Hewlett-Packard Company and served in the United States Navy. Mr. Garrettson also serves as a director of Censtor and Benton Oil and Gas Company. He received his B.S. and M.S. in Engineering Physics and a Ph.D. in Mechanical Engineering from Stanford University.

    STEPHEN B. GREENSPAN joined the Company in May 1996 as Executive Vice President of Operations and was named Chief Operating Officer in April 1997. From November 1991 to February 1996, he served as Senior Vice President, Quality and Customer Service at Seagate. Mr. Greenspan also held a variety of positions at Seagate including Vice President of Process Development and Vice President of Domestic and Far East Operations. From March 1986 to August 1987, Mr. Greenspan served as Vice President of Operations at Tandon Corporation, a manufacturer of personal computers. From 1967 to 1986, Mr. Greenspan held a variety of management positions at IBM Corporation related to circuit technologies, personal computer manufacturing and supplier management. He received his B.S.E.E. degree from New Jersey Institute of Technology and a M.S.E.E. degree from Syracuse University.

    BRUCE R. WRIGHT joined the Company on May 1, 1997 as Executive Vice President of Finance and Administration, Chief Financial Officer and Secretary. Prior to joining the Company, he was Chief Financial Officer at Tencor Instruments from December 1991 to April 1997. From January 1988 to July 1991, he was Chief Financial Officer at Teknekron Corporation. Mr. Wright also served with Atlantic Richfield Company and the U.S. Air Force. He has a B.A. in Physics from Pomona College, a B.S. in Mechanical Engineering from California Institute of Technology and a S.M. in Management from MIT.

    TIM HEYBOER joined the Company in 1986 as Director of Engineering. In August 1996, Mr. Heyboer was named Vice President of Amplifier Engineering of the Company, and previously served in a variety of departments including product line management and the now discontinued military division. Prior to joining Spectrian, Mr. Heyboer was employed at Narda Western Operations, a passive microwave components company, most recently as director of engineering. Mr. Heyboer received a B.S.E.E. degree and a M.S.E.E. degree from University of Michigan, Ann Arbor.

    DAVID PIAZZA joined the Company in 1990 as a Project Engineer. In September 1996, Mr. Piazza was named Vice President, Semiconductor R&D for the Company. He has served in various management positions at the Company, including Director of Engineering, PCS Amplifier Products, Engineering Manager, Amplifier Products and Project Engineer. Mr. Piazza received a B.S.E.E. degree from the University of California at Davis.

    JOSEPH M. VENI joined the Company in April 1992 as Vice President of Sales and in June 1996 was named Senior Vice President, Sales and Marketing. From 1987 to April 1992, he was Vice President of Sales and Marketing at TTI-General Signal. From 1985 to 1987, Mr. Veni worked at Cushman Electronics, Inc. Prior to that time, Mr. Veni was employed by Halcyon Communications, Inc., ICS Group, Inc. and Western Union Telegraph Co. in various marketing and sales positions. Mr. Veni received an Associates Degree in Electronics Technology from Mt. San Antonio College.

    WILLIAM ZUCKER joined the Company in October 1995 as Vice President of Engineering. In August 1996, Mr. Zucker became Vice President of Product Line Management. In April 1997, he was named Vice President of Marketing. Prior to joining the Company, Mr. Zucker held several positions at AT&T/AT&T Bell Labs, including director of product management from July 1994 to October 1995 and director of development from November 1991 to July 1994. Mr. Zucker received a B.S.E.E. degree from Manhattan College and a S.M. in Electrical Engineering from MIT.

    JAMES A. COLE has been a director of the Company since June 1985. He has been a general partner of Spectra Enterprise Associates, a venture capital firm, and a partner with New Enterprise Associates, a venture capital firm, since 1986. Prior to 1986, Mr. Cole spent twenty years in various microwave integrated circuit companies, including Amplica Inc., where he was a co-founder and served as Chief Operating Officer. Amplica became a public company in 1981 and was acquired by Comsat Corporation in 1982. He presently serves on the boards of directors of Vitesse Semiconductor Corp., a semiconductor manufacturer, and Gigatronics Inc. ("Gigatronics"), a microwave instrument supplier.

    MARTIN COOPER has been a director of the Company since January 1994. Mr. Cooper has served as Chairman and Chief Executive Officer of ArrayComm, Incorporated, a wireless technology manufacturer, since April 1992 and as Chairman of Dyna, Incorporated, a consulting company, since 1986. From 1985 to December 1992, he served as President of Cellular Pay Phone Incorporated, a cellular pay telephone company. From 1982 to 1986, he was Chairman and Chief Executive Officer of Cellular Business Systems, Inc., a management information company he co-founded in 1982. From 1954 to 1983, Mr. Cooper served in a variety of positions including Corporate Vice President, Division Manager and Corporate Director of Research and Development of Motorola. Mr. Cooper currently serves on the board of directors of Conductus, Inc., a superconducting products company. He is a Fellow of the IEEE and of the Radio Club of America and a recipient of the IEEE Centennial medal. He also serves on the Advisory Board of the International National Electronics Consortium as well as on its Board of Directors. He received a B.S.E.E. and a M.S.E.E. from the Illinois Institute of Technology.

    ROBERT C. WILSON has served as a director of the Company since October 1995. Mr. Wilson has been Chairman of Wilson & Chambers, a venture capital and consulting firm, since December 1982. Mr. Wilson served as President, Chief Executive Officer and Chairman of the Board at Memorex Corporation from 1974 until 1980. From 1971 to 1974, Mr. Wilson served as President and Chief Executive Officer of Collins Radio Company, a communications company. From 1969 to 1971, Mr. Wilson was employed by Rockwell International, a diversified manufacturing company, first as President of Commercial Products and later as

Executive Vice President. He is currently Chairman of the Board of Carco Electronics, a precision servo controlled systems manufacturing and is a member of the boards of directors of Gigatronics and of Resound Corporation, a hearing device manufacturing company. Mr. Wilson received a B.S. in Engineering from the University of California at Berkeley.

    ERIC A. YOUNG has been a director of the Company since January 1991. He is a co-founder of Canaan Partners, a venture capital investment firm, and has served as a general partner of Canaan Partners since its inception in 1987. Prior to such time, Mr. Young held various management positions with GE Venture Capital, a venture capital investment firm and a subsidiary of General Electric Co. He presently serves on the boards of directors of Visigenic Software, Inc. and Integrated Packaging Assembly Corporation. He received a B.S. in Mechanical Engineering at Cornell University and received a M.M. in Finance from Northwestern University.

                                  UNDERWRITERS

    Under the terms and subject to conditions in an Underwriting Agreement dated the date hereof (the "Underwriting Agreement"), the Underwriters named below (the "Underwriters"), for whom Morgan Stanley & Co. Incorporated, Lehman Brothers Inc. and Oppenheimer & Co., Inc. are serving as Representatives (the "Representatives"), have severally agreed to purchase, and the Company has agreed to sell to them, severally, the respective number of shares of Common Stock set forth opposite their respective names below:


                                                                                     NUMBER
                                      NAME                                         OF SHARES
---------------------------------------------------------------------------------  ----------
Morgan Stanley & Co. Incorporated................................................     533,334
Lehman Brothers Inc..............................................................     533,333
Oppenheimer & Co., Inc...........................................................     533,333
Bear, Stearns & Co. Inc..........................................................     100,000
Montgomery Securities............................................................     100,000
Rauscher Pierce Refsnes, Inc.....................................................     100,000
UBS Securities LLC...............................................................     100,000
                                                                                   ----------
  Total..........................................................................   2,000,000
                                                                                   ----------
                                                                                   ----------


    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.


    The Underwriters initially propose to offer part of the shares of Common Stock offered hereby directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession not in excess of $1.38 per share under the public offering price. Any Underwriter may allow, and such dealers may reallow, a concession not in excess of $.10 per share to other Underwriters or to certain other dealers.



    Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an additional 300,000 shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, incurred in the sale of the shares of Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered hereby.


    The Company, its executive officers and directors have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, they will not
(i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, lend, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any share of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (ii) enter into any swap or similar arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in the above clause (i) or (ii) is to be settled by delivery of such Common Stock or such other securities, in cash or otherwise, for a period of 90 days after the date of this Prospectus, other than (a) the sale by the Company to the Underwriters of the shares of Common Stock pursuant to the Underwriting Agreement, (b) transactions by any executive officer or director of the Company relating to shares of Common Stock or other securities acquired in open market transactions after the date of the Prospectus, (c) the sale of up to 100,000 shares of Common Stock, in the aggregate, currently held or hereinafter acquired upon the exercise of options currently held by the executive officers or directors provided no individual executive officer or director sells more than 30,000 of such shares of Common Stock or (d) the issuance by the Company of shares of Common Stock upon exercise of options sold or granted pursuant to the Company's Stock Plans or pursuant to the Company's 1994 Employee Stock Purchase Plan and outstanding or reserved for issuance on the date of the Prospectus. See "Risk Factors--Shares Eligible for Future Sale."

    In order to facilitate the offering of the Common Stock, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may over-allot in connection with the offering, creating a short position in the Common Stock for their own account. In addition, to cover over-allotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in the offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time. The Underwriters and dealers may engage in passive market making transactions in the Common Stock in accordance with Rule 103 of Regulation M promulgated by the Commission. In general, a passive market maker may not bid for, or purchase, the Common Stock at a price that exceeds the highest independent bid. In addition, the net daily purchases made by any passive market maker generally may not exceed 30% of its average daily trading volume in the Common Stock during a specified two month period, or 200 shares, whichever is greater. A passive market maker must identify passive market making bids as such on the Nasdaq electronic inter-dealer reporting system. Passive market making may stabilize or maintain the market price of the Common Stock above independent market levels. Underwriters and dealers are not required to engage in passive market making and may end passive market making activities at any time.

    The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with the offering will be passed upon for the Underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                                    EXPERTS

    The consolidated financial statements and schedule of the Company as of March 31, 1997 and 1996, and for each of the years in the three-year period ended March 31, 1997 have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

    The Company has filed with the Commission a registration statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the Rules and Regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Company is subject to the information requirements of the Exchange Act, and in accordance therewith, files reports, proxy and information statements and other information with the Commission. Such reports, statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at its office at Room 1034, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission. The address of the site is http://www.sec.gov. The Company's Common Stock is quoted on the Nasdaq National Market. Reports, proxy statements and other information concerning the Company can also be inspected at the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20002.

                                     [LOGO]